Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PROLOGIS, INC.,

PROLOGIS, L.P.,

DCT INDUSTRIAL TRUST INC.

AND

DCT INDUSTRIAL OPERATING PARTNERSHIP LP

DATED AS OF APRIL 29, 2018

i

SCHEDULES

COMPANY DISCLOSURE SCHEDULE

Section	Title
1.1	Company’s Knowledge
2.6	Company Designee
4.1(a)	Jurisdictions of Foreign Qualification
4.1(b)	Subsidiaries’ Good Standing
4.3(c)	Outstanding Equity Awards
4.3(d)	Transfer Restrictions
4.3(e)	Redemption
4.3(f)	Registration Rights/Requirements
4.3(h)	Voting Agreements/Contractual Obligations/Rights
4.3(j)	OP Units
4.4	Subsidiary Interests
4.5	Other Interests
4.6	Consents and Approvals; No Violations
4.10	Absence of Certain Changes
4.11(f)	U.S. Federal Income Tax Status
4.11(m)	Tax Protection Agreements
4.11(r)	Pending 1031 Exchanges
4.12(a)	Encumbrances
4.12(b)	Properties under Contract
4.12(h)	Ground Leases
4.12(i)	Development Properties and Vacant Land
4.14(a)	Company Employee Programs
4.14(f)	Post-Termination Benefits
4.14(g)	Employee Benefit Plans
4.19(a)	Company Material Contracts
4.19(b)	Company Material Contracts Violations
4.19(c)	Outstanding Indebtedness
4.21(a)	Company’s Registered Intellectual Property
6.1(c)	Issuance and Sale of Shares
6.1(f)	Dispositions
6.1(g)	Investment Proposals
6.1(h)	Additional Indebtedness
6.1(o)	Amendments to Employee Programs
6.1(s)	Amendment of Company Material Contract
6.2	Company Interim Period Designee
7.5(c)	Officers’ and Directors’ Indemnification

PARENT DISCLOSURE SCHEDULE

Section	Title
1.1(a)	Parent Significant Subsidiaries
1.1(b)	Parent’s Knowledge
5.3(e)	Capitalization
5.10	Taxes
6.1	Parent Interim Period Designee
6.2	Conduct of Business by Parent

EXHIBITS

Exhibit A	Form of Goodwin Procter LLP Tax Opinion
Exhibit B	Form of Mayer Brown LLP Section 368 Opinion
Exhibit C	Form of Mayer Brown LLP Tax Opinion
Exhibit D	Form of Goodwin Procter LLP Section 368 Opinion

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 29, 2018, is made by and among PROLOGIS, INC., a Maryland corporation (“Parent”), PROLOGIS, L.P., a Delaware limited partnership (“Parent OP” and, together with Parent, the “Parent Parties”), DCT INDUSTRIAL TRUST INC., a Maryland corporation (the “Company”), and DCT INDUSTRIAL OPERATING PARTNERSHIP LP, a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”). Parent, Parent OP, the Company and the Partnership are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, the board of directors of Parent (the “Parent Board”) and the board of directors of the Company (the “Company Board”) have each declared advisable and approved the merger of the Company with and into Parent, with Parent being the surviving entity (the “Company Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”), whereby, among other matters, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) as of immediately prior to the Company Merger Effective Time, other than shares of Company Common Stock owned by any Parent Party or any Subsidiary of any Parent Party or the Company, will be converted into the right to receive the Merger Consideration;

WHEREAS, Parent, as the sole general partner of Parent OP, and the Company, as the sole general partner of the Partnership, have each approved the merger of the Partnership with and into Parent OP, with Parent OP being the surviving entity (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 17-211 of the Delaware Revised Uniform Limited Partnership Act, as amended (“DRULPA”), whereby each of the limited partnership interests of the Partnership (the “Partnership OP Units”) issued and outstanding immediately prior to the Partnership Merger Effective Time will be converted into the right to receive New OP Units;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and hereby is adopted as a “plan of reorganization” with respect to the Company Merger for purposes of Sections 354 and 361 of the Code, and (b) the Partnership Merger shall qualify as and constitute an “assets-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1); and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of foregoing and the respective representations, warranties, covenants and agreements, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions.

“Acquisition Proposal” means, with respect to the Company, (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company that would result in any Person beneficially owning more than twenty percent (20%) of the outstanding voting securities of the Company, as the case may be, or any successor thereto or parent company thereof, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of its or its Subsidiaries’ assets (including stock or other ownership interests of its Subsidiaries) representing more than twenty percent (20%) of the assets of the Company and the Company Subsidiaries, on a consolidated basis, (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than twenty percent (20%) of the outstanding voting securities of the Company or any successor thereto or parent company thereof, (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined under in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than twenty percent (20%) of the outstanding shares of the outstanding voting securities of the Company or any successor thereto or parent company thereof, or (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than twenty percent (20%) of the outstanding voting securities of the Company, or any successor thereto or parent company thereof; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to such Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, trustee, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Plan maintained by any of the foregoing at or prior to the Partnership Merger Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.5.

“Class A Convertible Common Unit” means a limited partnership interest in Parent OP designated as a “Class A Convertible Common Unit” under the Parent Partnership Agreement.

“Company Articles of Incorporation” means the Third Articles of Amendment and Restatement of the Company, as amended and supplemented and in effect on the date hereof.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended and supplemented and in effect on the date hereof.

“Company Continuous Equity Offering Program” means the continuous equity offering program of the Company, whereby the Company may issue 5.0 million shares of Company Common Stock from time to time through September 10, 2018, as amended and in effect on the date hereof.

“Company Datasite” means that certain datasite maintained by the Company at intralinks.com in connection with this Agreement and the transactions contemplated thereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Company Development Contracts” means any contracts for the design, development and construction of the Company Development Properties, including any binding agreement for ground-up development or commencement of construction by the Company or a Company Subsidiary.

“Company Dividend Reinvestment and Stock Purchase Plan” means the Company Dividend Reinvestment and Stock Purchase Plan, as amended and in effect on the date hereof.

“Company Equity Incentive Plan” means Second Amended and Restated Company 2006 Long-Term Incentive Plan, as amended and in effect on the date hereof.

“Company Leases” means any lease, sublease, or other right of occupancy that the Company or the Company Subsidiaries are party to as landlord with respect to each of the applicable Company Properties.

“Company LTIP Units” means limited partnership interests in the Partnership granted under the Company Equity Incentive Plan and designated as an “LTIP Unit” under the Partnership Agreement.

“Company Material Adverse Effect” means, with respect to the Company, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole, other than Events arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect asset managers, the industrial real estate sector or owners, operators, lessors or developers of industrial real estate, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (v) earthquakes, hurricanes or other natural disasters, (vi) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) the pendency of the transactions contemplated hereby; provided, however, that such Events (x) in the case of the foregoing clauses (i), (ii) and (iv), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial real estate, and (y) in the case of the foregoing clause (v), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial real estate in the geographic regions in the United States in which the Company and Company Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impair or delay the ability of the Company Parties to consummate the Mergers or the other transactions contemplated hereby on or prior to the Drop Dead Date.

“Company Material Contracts” means, with respect to the Company or any of its Subsidiaries, all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which the Company or such Company Subsidiary has obligations or its assets are otherwise bound:

(a) that requires the Company or any Company Subsidiary to dispose of assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $100,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(b) that requires the Company or any Company Subsidiary to acquire assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $100,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(c) that constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of the Company Properties or the funding of improvements to Company Properties) in an amount in excess of $50,000,000;

(d) that constitutes an Indebtedness obligation of Company or any Company Subsidiary with a principal amount as of the date hereof greater than $50,000,000;

(e) that obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $50,000,000 and that is not cancelable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(f) that contains any non-compete, non-solicit or exclusivity provisions with respect to the ability of Company or any Company Subsidiary to engage in any line of business or conduct business in a geographic area;

(g) that sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of Company or any Company Subsidiary with a Third Party;

(h) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction which has a notional amount in excess of $10,000,000;

(i) any Company Development Contract with a total contract amount in excess of $75,000,000;

(j) that obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or a Company Subsidiary is the indemnitor (other than the Company Governing Documents and the organizational documents of the Company Subsidiaries) which, solely in the case of any such Contracts providing indemnification to any such trustees or agents, would be material to the Company; or

(k) that is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K on or after January 1, 2016 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Company Option” means any option to purchase Company Common Stock granted under the Company Equity Incentive Plan.

“Company Phantom Shares” means any phantom shares of the Company granted under the Company Equity Incentive Plan.

“Company Restricted Stock Award” means an award of Company Common Stock granted under the Company Equity Incentive Plan that is unvested or subject to a substantial risk of forfeiture.

“Company’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1 of the Company Disclosure Schedule.

“Confidentiality Agreement” means the letter agreement, dated April 9, 2018, between Parent and the Company.

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.

“Environmental Law” means any Law (including common law), relating to the pollution, protection, or restoration of the Environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any material permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means an amount not to exceed $15,000,000, equal to the sum of all documented reasonable out-of-pocket Expenses paid or payable by any of the Parent Parties, as applicable, in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by any of the Parent Parties or on their behalf in connection with or related to (a) any due diligence in connection with the transactions contemplated by this Agreement, (b) the authorization, preparation, negotiation, execution and performance of this Agreement, (c) the preparation, printing and filing of the Form S-4 and the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, (d) all SEC and other regulatory filing fees incurred in connection with the transactions contemplated by this Agreement, (e) the solicitation of stockholder and partner approvals, (f) engaging the services of the Exchange Agent, (g) obtaining third party consents and (h) any other filings with the SEC and all other matters related to the consummation of the Mergers and the other transactions contemplated by this Agreement.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign laws related to the payment of wages, including minimum wage and overtime wages.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization or any United States or state court of competent jurisdiction.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or any hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law including, without limitation, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a lien on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Initial Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York time) on May 29, 2018.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) registered and unregistered copyrights, copyrightable works and database rights, (d) confidential and proprietary information, including trade secrets, knowhow, ideas, formulae, models, algorithms and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material fact or Event that has occurred or arisen after the date of this Agreement, that was not known to the Company Board (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement) and materially affects the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event will any of the following constitute or be taken account into determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Acquisition Proposal or any matter relating thereto, (b) changes in the market price or trading volume of the capital stock of the Company or Parent, or (c) the Company or Parent meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, that, with respect to the foregoing clauses (b) and (c), any fact or Event giving rise to such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not falling into the foregoing clause (a) of this definition.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, in each case, used in the operation of the businesses of the Company and the Company Subsidiaries.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means shares of common stock of Parent, par value $0.01 per share.

“Parent Datasite” means that certain datasite maintained by Parent at intralinks.com in connection with this Agreement and the transactions contemplated thereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Parent Development Contracts” means any contracts for the design, development and construction of the Parent Development Properties, including any binding agreement for ground-up development or commencement of construction by Parent, Parent OP or a Parent Subsidiary.

“Parent Equity Incentive Plans” means the following plans of the Parent Parties: the Third Amended and Restated 1997 Stock Option and Incentive Plan of Parent and Parent OP (as amended), the Amended and Restated 2002 Nonqualified Deferred Compensation Plan, the Amended and Restated 2002 Stock Option and Incentive Plan of Parent and Parent OP, the 2016 Outperformance Plan of Parent, the 2018 Outperformance Plan of Parent, the 2006 Long-Term Incentive Plan of Parent (as amended), the 2000 Share Option Plan for Outside Trustees of Parent (as amended), the 1997 Long-Term Incentive Plan (as amended) of Parent, the Deferred Fee Plan for Trustees of Parent, the 2012 Long-Term Incentive Plan of Parent and the Second Amended and Restated Promote Plan of the Parent.

“Parent LTIP Unit” means a Partnership Unit which is designated as an “LTIP Unit” under the Parent Partnership Agreement.

“Parent Material Adverse Effect” means, with respect to Parent, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of Parent, Parent OP and the Parent Subsidiaries taken as a whole, other than Events arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect asset managers, the industrial real estate sector or owners, operators, lessors or developers of industrial real estate, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (v) earthquakes, hurricanes or other natural disasters, (vi) any decline in the market price, or change in trading volume, of the capital stock of Parent or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) the pendency of the transactions contemplated hereby; provided, however, that such Events (x) in the cases of clauses (i), (ii) and (iv), do not materially disproportionately affect Parent, Parent OP and the Parent Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial real estate, and (y) in the case of clause (v) do not materially disproportionately affect the Parent, Parent OP and the Parent

Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial real estate in the geographic regions in the United States in which Parent, Parent OP and Parent Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impair or delay the ability of the Parent Parties to consummate the Mergers or the other transactions contemplated hereby on or prior to the Drop Dead Date.

“Parent Material Contract” means, with respect to Parent or any of its Subsidiaries, all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which Parent, Parent OP or such Parent Subsidiary has obligations or its assets are otherwise bound that are required to be filed as an exhibit to the Parent’s Annual Report on Form 10-K on or after January 1, 2016 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Parent OP Unit” means a limited partnership interests in Parent OP designated as a “Common Unit” under the Parent Partnership Agreement.

“Parent Partnership Unit” means a partnership interest in Parent OP designated as a “Partnership Unit” under the Parent Partnership Agreement.

“Parent Preferred Unit” means a limited partnership interest in Parent OP designated as a “Series Q Preferred Partnership Unit” under the Parent Partnership Agreement.

“Parent Significant Subsidiary” means the Subsidiaries of Parent set forth in Section 1.1(a) of the Parent Disclosure Schedule.

“Parent Subsidiary REIT” means any Parent Subsidiary that intends to qualify as a REIT under the Code.

“Parent’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1(b) of the Parent Disclosure Schedule.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Qualified Bidder” means a Person that has made during the Initial Period an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(c)) that the Company Board, during the Initial Period, concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal; provided, however, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall not be deemed to be a “Qualified Bidder” unless the Company shall have notified Parent by no later than 5:00 p.m. (New York time) on the first day (1st) immediately following the end of the Initial Period that such Person has satisfied such criteria.

“Representative” of any Person means any Affiliate, officer, director, trustee, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be replaced by fifty (50%)) made by a Third Party on terms that the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the Company Board, including, to the extent deemed relevant by the Company Board, financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the Acquisition Proposal is reasonably capable of being consummated) would, if consummated, be more favorable to the Company and the holders of the Company’s Common Stock than the transactions contemplated by this Agreement.

“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

“Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, net worth, excise, withholding, ad valorem, stamp, transfer, value added or gains taxes and similar charges.

“Termination Fee” means an amount equal to $216,000,000; provided, however, that, in the event the Termination Fee becomes payable as a result of the termination of this Agreement prior to the Window Period End Time (a) by the Company pursuant to Section 9.1(e) with respect to a Superior Proposal by a Qualified Bidder or (b) by Parent pursuant to Section 9.1(f)(i) in response to a Change in Company Recommendation effected in compliance with Section 7.4(b)(iv) with respect to a Superior Proposal by a Qualified Bidder, then, in the case of either of the immediately preceding clauses (a) or (b), “Termination Fee” means an amount equal to $100,000,000.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the second Business Day prior to the Closing Date, starting with the opening of trading on the first trading day to the closing of the second to last trading day prior to the Closing Date, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Willful Breach” means a deliberate and willful act which is taken or a deliberate and willful failure to act, which is not taken, in each case, with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, regardless of whether breaching was the intent and object of the act or the failure to act, and which in fact does cause a breach of this Agreement.

“Window Period End Time” means, with respect to a Qualified Bidder, the later of (a) 11:59 p.m. (New York time) on June 13, 2018 and (b) 11:59 p.m. (New York time) on the first (1st) day after the end of any Notice Period (including any extensions thereof pursuant to Section 7.4(b)(iv)) with respect to a Superior Proposal by such Qualified Bidder for which such Notice Period commenced on or prior to June 13, 2018.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Acceptable Confidentiality Agreement”	Section 7.4(b)(i)
“Acquisition Agreement”	Section 7.4(a)
“Agreement”	Preamble
“Articles of Merger”	Section 2.3(b)
“Book-Entry Share”	Section 3.1(b)
“Cabot REIT”	Section 4.11(b)
“Certificate”	Section 3.1(b)
“Certificate of Limited Partnership”	Section 4.1(c)
“Change in Company Recommendation”	Section 7.4(b)(iii)
“Closing”	Section 2.2
“Closing Date”	Section 2.2
“Code”	Recitals
“Company”	Preamble
“Company Board”	Recitals

“Company Common Stock”	Recitals
“Company Designee”	Section 2.6
“Company Development Property”	Section 4.12(i)
“Company Disclosure Schedule”	Article IV
“Company Employee Programs”	Section 4.14(a)
“Company Equity Award”	Section 4.3(c)
“Company Governing Documents”	Section 4.1(c)
“Company Interim Period Designee”	Section 6.2
“Company Merger”	Recitals
“Company Merger Effective Time”	Section 2.3(b)
“Company Parties”	Preamble
“Company Preferred Stock”	Section 4.3(a)
“Company Properties”	Section 4.12(a)
“Company Recommendation”	Section 4.2(b)
“Company SEC Reports”	Section 4.8(a)
“Company Shares-in-Trust”	Section 4.3(a)
“Company Stockholder Approval”	Section 4.18
“Company Stockholder Meeting”	Section 7.1(c)
“Company Subsidiary”	Section 4.1(b)
“Company Tax Protection Agreement”	Section 6.1(w)
“Continuing Employee”	Section 7.8(a)
“Drop Dead Date”	Section 9.1(b)(iii)
“DRULPA”	Recitals
“DSOS”	Section 2.3(a)
“Encumbrances”	Section 4.12(a)
“Exchange Agent”	Section 3.4(a)
“Exchange Fund”	Section 3.4(a)
“Exchange Ratio”	Section 3.1(b)
“Form S-4”	Section 4.6
“Fractional Share Consideration”	Section 3.1(b)
“HCERA”	Section 4.14(i)
“Health Plan”	Section 4.14(i)
“Indemnified Party”	Section 7.5(a)
“Indemnifying Parties”	Section 7.5(a)
“Interim Period”	Section 6.1
“Intervening Event Notice Period”	Section 7.4(b)(v)
“Letter of Transmittal”	Section 3.4(c)
“Maryland Court”	Section 10.7(b)
“Maximum Premium”	Section 7.5(c)
“Merger Consideration”	Section 3.1(b)
“Mergers”	Recitals
“MGCL”	Recitals
“New OP Units”	Section 3.2
“Notice Period”	Section 7.4(b)(iv)
“OP Unit Form S-4”	Section 7.1(a)
“Other Filings”	Section 7.2

“Parent”	Preamble
“Parent Board”	Recitals
“Parent Bylaws”	Section 5.1(d)
“Parent Charter”	Section 5.1(d)
“Parent Development Property”	Section 5.11(f)
“Parent Disclosure Schedule”	Article V
“Parent Equity Award”	Section 5.3(c)
“Parent Governing Documents”	Section 5.1(d)
“Parent Interim Period Designee”	Section 6.1
“Parent OP”	Preamble
“Parent OP Certificate of Limited Partnership”	Section 5.1(d)
“Parent OP Governing Documents”	Section 5.1(d)
“Parent Parties”	Preamble
“Parent Partnership Agreement”	Section 5.1(d)
“Parent Preferred Stock”	Section 5.3(a)
“Parent Properties”	Section 5.11(a)
“Parent SEC Reports”	Section 5.7(a)
“Parent Subsidiary”	Section 5.1(c)
“Parent Tax Protection Agreement”	Section 6.2
“Party”	Preamble
“Partnership”	Preamble
“Partnership Agreement”	Section 4.1(c)
“Partnership Governing Documents”	Section 4.1(c)
“Partnership Merger”	Recitals
“Partnership Merger Certificate”	Section 2.3(a)
“Partnership Merger Effective Time”	Section 2.3(a)
“Partnership OP Units”	Recitals
“Permit”	Section 4.7
“PPACA”	Section 4.14(i)
“Proxy Statement/Prospectus”	Section 3.4(a)
“Qualifying Income”	Section 9.4(a)
“Qualified REIT Subsidiary”	Section 4.11(f)
“Registered Intellectual Property”	Section 4.21(a)
“REIT”	Section 4.11(b)
“REIT Dividend”	Section 7.18(b)
“Sarbanes-Oxley Act”	Section 4.8(a)
“SDAT”	Section 2.3(b)
“Securities Laws”	Section 4.8(a)
“Superior Proposal Notice”	Section 7.4(b)(iv)
“Takeover Statutes”	Section 4.25
“Taxable REIT Subsidiary”	Section 4.11(f)
“Tax Protection Agreement”	Section 4.11(m)
“Transfer Taxes”	Section 7.9(b)

ARTICLE II

THE MERGERS

Section 2.1 The Mergers.

(a) Partnership Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, the Partnership and Parent OP shall consummate the Partnership Merger pursuant to which (i) the Partnership shall be merged with and into Parent OP, whereupon the separate existence of the Partnership shall cease and (ii) Parent OP shall continue as the surviving entity.

(b) Company Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL, at the Company Merger Effective Time, the Company and Parent shall consummate the Company Merger pursuant to which (i) the Company shall be merged with and into Parent, whereupon the separate existence of the Company shall cease and (ii) Parent shall continue as the surviving entity.

Section 2.2 Closing. The closing of the Mergers (the “Closing”) will take place at the date and time mutually agreed upon by the Parties, but no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions), and, subject to the foregoing, shall take place at the offices of Goodwin Procter LLP, Three Embarcadero Center, San Francisco, California 94111, or at such other time or place as mutually agreed in writing to by the Parties. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.3 Effective Times.

(a) Partnership Merger Effective Time. Concurrently with the Closing, the Parties shall file (i) the certificate of merger (the “Partnership Merger Certificate”) with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with DRULPA, in such form as required by, and executed in accordance with, the applicable provisions of the DRULPA and (ii) make any other filings, recordings or publications required, if any, under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective on the date and time at which the Partnership Merger Certificate has been duly filed with the DSOS or at such other date and time as is agreed between the Parties and specified in the Partnership Merger Certificate (such date and time, the “Partnership Merger Effective Time”).

(b) Company Merger Effective Time. Concurrently with the Closing and immediately following the Partnership Merger Effective Time, the applicable Parties hereto shall file (i) the articles of merger with respect to the Company Merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in such form as required by, and executed in accordance with, the applicable provisions of the MGCL and (ii) make any other filings, recordings or publications required, if any, under the MGCL in connection with the Company Merger. The Company Merger shall become effective on the date and time at which the Articles of Merger have been filed with, and accepted for record by, the SDAT or at such other date and time as is agreed between the Parties, not to exceed thirty (30) days from the date the Articles of Merger are filed with, and accepted for record by, the SDAT, and specified in the Articles of Merger (such date and time, the “Company Merger Effective Time”).

Section 2.4 Organizational Documents.

(a) General Partner; Limited Partnership Agreement. At the Partnership Merger Effective Time, (i) Parent shall continue to be the general partner of Parent OP, until replaced in accordance with applicable Law, and (ii) the Parent Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of Parent OP immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

(b) Charter and Bylaws. At the Company Merger Effective Time, (i) the Parent Governing Documents, as in effect immediately prior to the Company Merger Effective Time, shall be the articles of incorporation and bylaws of Parent, until thereafter supplemented or amended as provided therein and in accordance with applicable Law and the applicable provisions of the Parent Governing Documents.

Nothing in this Section 2.4 shall affect in any way the indemnification or other obligations provided for in Section 7.5.

Section 2.5 Directors and Officers of Parent and Officers of Parent OP.

(a) From and after the Partnership Merger Effective Time, the officers of Parent OP at the Partnership Merger Effective Time shall continue to be the officers of Parent OP as the surviving entity of the Partnership Merger, each to hold office in accordance with the Parent Partnership Agreement.

(b) Subject to applicable Law and Section 2.6, at the Company Merger Effective Time, the directors of Parent immediately prior to the Company Merger Effective Time shall continue to be the directors of Parent as the surviving entity in the Company Merger, each to hold office in accordance with the Parent Governing Documents.

(c) From and after the Company Merger Effective Time, the officers of Parent at the Company Merger Effective Time shall continue to be the officers of Parent as the surviving entity in the Company Merger, each to hold office in accordance with the Parent Governing Documents.

Section 2.6 Parent Board Representation. The Parties shall take all actions necessary so that, as of the Company Merger Effective Time, the Parent Board shall be increased by one (1) member and the Parent Board shall fill the newly created vacancy by immediately appointing to the Parent Board the Person designated by the Company and set forth in Section 2.6 of the Company Disclosure Schedule (the “Company Designee”), to serve as a director on the Parent Board until the 2019 annual meeting of Parent’s stockholders and until the Company Designee’s successor is duly elected and qualifies, and who shall also be nominated by the Parent Board for reelection to the Parent Board at the 2019 annual meeting of Parent’s stockholders to serve until the next subsequent annual meeting of the Parent’s stockholders and until the Company Designee’s successor is duly elected and qualifies. The Company and Parent agree that in the event that the Company Designee is unable to serve, for any reason, as a director of Parent at the Company Merger Effective Time, the Company shall have the right to designate another individual to serve as a director on the Parent Board, and to become a Company Designee, in place of such Company Designee originally designated; provided, however, that such other individual to be appointed to the Parent Board at the Company Merger Effective Time shall be reasonably acceptable to Parent.

Section 2.7 Tax Consequences. It is intended that, for U.S. federal income tax purposes: (a) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and hereby is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and (b) the Partnership Merger shall qualify as and constitute an “assets-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1) whereby the Partnership will be treated as contributing its assets to Parent OP in exchange for New OP Units, followed by a distribution by the Partnership of the New OP Units in liquidation of the Partnership.

ARTICLE II

IEFFECTS OF THE MERGERS

Section 3.1 Effect on Capital Stock. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, the Company or the holders of any capital stock of the Company or Parent:

(a) Parent Capital Stock. All shares of capital stock of Parent issued and outstanding as of immediately prior to the Company Merger Effective Time shall remain issued and outstanding shares of capital stock of Parent.

(b) Conversion of Company Common Stock. Subject to Section 3.6, each share of Company Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, other than shares of Company Common Stock to be canceled in accordance with Section 3.1(c), shall automatically be converted into the right to receive 1.02 (as the same may be adjusted pursuant to Section 3.1(d), the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”), without interest, but subject to any withholding required under applicable tax Law, plus the right, if any, to receive pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Stock into which such shares of Company Common Stock would have been converted pursuant to this Section 3.1(b) (the “Fractional Share Consideration”). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such shares of Company Common Stock, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.1(b), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.4(e).

(c) Cancellation of Company Common Stock. Each share of Company Common Stock owned by any of the Company Parties or any wholly owned Company Subsidiary and each share of Company Common Stock owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Company Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Adjustments. The Exchange Ratio shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as the case may be), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Common Stock, as the case may be, outstanding after the date hereof and prior to the Company Merger Effective Time.

Section 3.2 Effect on Partnership Interests. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of Parent OP, Parent, the Partnership, the Company or the holders of Partnership OP Units or holders of Parent OP Units or the holders of Parent Preferred Units: (a) the general partner interests in the Partnership (other than the Partnership OP Units held by the Company, which shall be converted pursuant to clause (b) hereof) shall be canceled and no payment shall be made with respect thereto, and (b) each Partnership OP Unit, including any Partnership OP Unit issued upon the conversion of Company LTIP Units prior to the Partnership Merger Effective Time, that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into a number of new validly issued Parent OP Units (“New OP Units”) in an amount equal to the Exchange Ratio, and each holder of New OP Units shall be admitted as a limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the terms of the Parent Partnership Agreement. No fractional New OP Units will be issued in the Partnership Merger. Any fractional New OP Unit that would otherwise be issued to any holder of Partnership OP Units shall be rounded up to the nearest whole number and the holders of Partnership OP Units shall not be entitled to any further consideration with respect thereto.

Section 3.3 Effect on Equity-Based Awards.

(a) Treatment of Company LTIP Units. Immediately prior to the Partnership Merger Effective Time, each issued and outstanding, (i) unvested Company LTIP Unit shall automatically become fully vested in accordance with the terms of the Company Equity Incentive Plan and award agreement or other agreement or document evidencing such Company

LTIP Units, and (ii) vested Company LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger Effective Time shall automatically be converted into a Partnership OP Unit pursuant to the Partnership Agreement. At the Partnership Merger Effective Time, each issued and outstanding Company LTIP Unit not previously converted into a Partnership OP Unit, if any, shall be automatically converted into Parent LTIP Units in an amount equal to the Exchange Ratio, with Parent OP waiving any fees associated with the conversion of such Company LTIP Units that would otherwise be payable by the holders of such Company LTIP Units, and, for purposes of applying the limitation set forth in Section 8.6(H) of the Parent Partnership Agreement, any Parent LTIP Units issued to a holder of Company LTIP Units pursuant to this Agreement shall be treated as issued on the date on which the corresponding Company LTIP Units were issued to such holder by the Partnership. Each holder of Parent LTIP Units shall be admitted as an LTIP Unit limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the Parent Partnership Agreement. No fractional Parent LTIP Units will be issued in connection with the conversion of such Company LTIP Units pursuant to this Section 3.3(a). Any fractional Parent LTIP Unit that would otherwise be issued to any holder of Company LTIP Units shall be rounded up to the nearest whole number and the holders of Company LTIP Units shall not be entitled to any further consideration with respect thereto.

(b) Treatment of Company Restricted Stock. Immediately prior to the Company Merger Effective Time, any and all outstanding issuance and forfeiture conditions on any shares of Company Common Stock subject to Company Restricted Stock Awards shall be deemed satisfied in full, contingent upon the closing of the Company Merger, as stated in the Company Equity Incentive Plan and award agreement or other agreement or document evidencing such Company Restricted Stock Awards, and the holders of such shares of Company Common Stock will be entitled to receive the Merger Consideration pursuant to Section 3.1(b).

(c) Treatment of Company Options. At the Company Merger Effective Time, each outstanding and unexercised Company Option will vest in full and will terminate and will be converted into the right of the holder thereof to receive a number of shares of Parent Common Stock, determined as of the Company Merger Effective Time, equal to (i)(A) the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Company Merger Effective Time multiplied by (B) the excess, if any, of the fair market value of a share of Company Common Stock determined immediately prior to the Company Merger Effective Time over the per share exercise price of the Company Option, rounded down to the nearest whole number of shares of Parent Common Stock, multiplied by (ii) the Exchange Ratio.

(d) Treatment of Company Phantom Shares. At the Company Merger Effective Time, each outstanding Company Phantom Share will vest in full and the holder thereof shall be entitled to receive the Merger Consideration pursuant to Section 3.1(b); provided, however, that any payments or settlement in respect of Company Phantom Shares shall be subject to the terms and conditions of the award and all payments shall comply with the requirements of Section 409A of the Code.

(e) Company Equity Incentive Plan. Prior to the Company Merger Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to, take all corporate action necessary to effectuate the provisions of this Section 3.3.

Section 3.4 Exchange of Certificates.

(a) Exchange Agent. Not less than five (5) days prior to the dissemination of the proxy statement/prospectus in definitive form relating to the Company Stockholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(b) and Section 3.8. On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) an amount of shares of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(b) equal to the aggregate Merger Consideration, and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, to which a holder of shares of Company Common Stock may be entitled pursuant to Section 3.4(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.4(a) are collectively referred to in this Agreement as the “Exchange Fund”. The Exchange Fund shall be for the sole benefit of the holders of shares of Company Common Stock. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Share and Partnership OP Unit Transfer Books.

(i) From and after the Partnership Merger Effective Time, there shall be no transfers on the unit transfer books of the Partnership or Parent OP of Partnership OP Units. From and after the Partnership Merger Effective Time, the holders of Partnership OP Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership OP Units, except as otherwise provided herein.

(ii) From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of the Company Common Stock. From and after the Company Merger Effective Time, the holders of Certificates (or Book-Entry Shares) representing ownership shares of the Company Common Stock outstanding immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Company Merger Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent, Parent or the Company’s transfer agent for any reason shall be exchanged as provided in this Section 3.4 with respect to the shares of Company Common Stock formerly represented thereby.

(c) Exchange Procedures. As soon as possible after the Company Merger Effective Time (but, in any event, no later than three (3) Business Days following the Company Merger Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates (or affidavits of loss in lieu thereof) that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (or affidavits of loss in lieu thereof) shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate (or affidavits of loss in lieu thereof) shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificate (or affidavit of loss in lieu thereof) pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) to be mailed or delivered by wire transfer, as soon as reasonably practicable following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and the Certificate (or affidavits of loss in lieu thereof) so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate (or affidavit of loss in lieu thereof) so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate (or affidavit of loss in lieu thereof) or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.4, each Certificate (or affidavit of loss in lieu thereof) shall be deemed, at any time after the

Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d) Book-Entry Shares. Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.1(b) or distribution to which such holder is entitled pursuant to Section 3.4(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Company Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time, the Merger Consideration in accordance with Section 3.1(b), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any distribution to which such holder is entitled pursuant to Section 3.4(e) for each Book-Entry Share. Payment of the Merger Consideration, Fractional Share Consideration and distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate (or affidavit of loss in lieu thereof) or unsurrendered Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(f) No Further Ownership Rights in Company Common Stock. At the Company Merger Effective Time, holders of shares of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company other than the right to receive the Merger Consideration as provided in Section 3.1(b), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e). The Merger Consideration paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) representing shares of Company Common Stock (or automatic conversion in the case of Book-Entry Shares) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the shares of Company Common Stock theretofore represented by such Certificates or Book-Entry Shares.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of shares of Company Common Stock for six (6) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock prior to the Company Merger who have not theretofore complied with this Article III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration.

(h) No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund, as directed by the Parent. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article III. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of any of the cash payments contemplated by Section 3.4(e) or Section 3.8, Parent shall, as promptly as reasonably practicable, replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments in accordance with Section 3.4(e) and Section 3.8.

Section 3.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, Fractional Share Consideration and any dividends or distributions to which such holder is entitled pursuant to this Article III.

Section 3.6 Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Fractional Share Consideration (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.7 Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, shall be available with respect to the Mergers or other transactions contemplated hereby, including any remedy under Sections 3-201 et seq. of the MGCL.

Section 3.8 No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2016 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature), or (b) as set forth in the disclosure schedules of the Company Parties delivered at or prior to the execution of this Agreement by the Company Parties to the Parent Parties (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article IV of the Company Disclosure Schedule shall qualify or modify the Section of Article IV to which it corresponds and any other Section of this Article IV to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made; provided, that (x) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company Parties made herein and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or

(3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company Subsidiaries is a party exists or has actually occurred), each of the Company Parties, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1 Existence; Good Standing; Compliance with Law.

(a) The Company is a corporation duly formed, validly existing and in good standing under the Laws of the State of Maryland. Section 4.1(a) of the Company Disclosure Schedule lists the jurisdictions in which the Company is duly qualified or licensed to do business as a foreign corporation. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) A true, correct and complete list of each of the Company’s Subsidiaries (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), together with the jurisdiction of organization and the Company’s direct or indirect ownership or other equity interest in each such Company Subsidiary, is listed in Section 4.1(b) of the Company Disclosure Schedule. Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(c) The Company has previously made available to Parent true, correct and complete copies of (i) the Company Articles of Incorporation, (ii) the Company Bylaws (together with the Company Articles of Incorporation, the “Company Governing Documents”), (iii) the certificate of limited partnership of the Partnership (the “Certificate of Limited Partnership”), (iv) the amended and restated agreement of limited partnership of the Partnership (the “Partnership Agreement” and, together with the Certificate of Limited Partnership, the “Partnership Governing Documents”), in each case as amended and in effect on the date of this Agreement. Each of the Company Governing Documents and the Partnership Governing Documents are in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

Section 4.2 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this

Agreement to which the Company is a party, including the Company Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of the Company, subject, with respect to the Company Merger, to receipt of the Company Stockholder Approval, and to the filing of the Articles of Merger with the SDAT and, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Company Merger or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board, at a duly held meeting, has, on behalf of the Company and in its capacity as the general partner of the Partnership, (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers and declared that the Mergers are advisable and in the best interests of the Company or the Partnership, as applicable, (ii) directed that the Company Merger and the other transactions contemplated hereby be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Company Merger (the “Company Recommendation”) and to include the Company Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Partnership has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which the Partnership is a party, including the Partnership Merger. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of the Partnership are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. This Agreement has been duly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Partnership, enforceable against Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”) and 100,000,000 Shares-in-Trust, $0.01 par value per share (“Company Shares-in-Trust”). As of the close of business on April 23, 2018, (i) 94,098,626 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Shares-in-Trust were issued and outstanding, (iv) an aggregate of 1,259,521 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company LTIP Units, Company Phantom Shares and Company Options granted pursuant to the Company Equity Incentive Plan, (v) 2,368,367 shares of Company Common Stock have been authorized and reserved for issuance pursuant to the Company Equity Incentive Plan, subject to adjustment on the terms set forth in the Company Equity Incentive Plan, (vi) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary (other than the Company LTIP Units, Company Phantom Shares and Company Options disclosed in clause (iv) and the Partnership OP Units disclosed in clause (vii)) with respect to the Company Common Stock were outstanding, (vii) 2,173,228 shares of Company Common Stock were reserved for issuance upon redemption of Partnership OP Units and (viii) 1,129,886 shares of Company Common Stock were reserved for issuance under the Company Dividend Reinvestment and Stock Purchase Plan. Since April 23, 2018 to the date of this Agreement, no shares of capital stock of the Company have been issued or reserved for issuance other than, in each case, with respect to shares of Common Stock reserved for issuance as described above. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b) The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter (whether together with such stockholders or as a separate class).

(c) Section 4.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of all outstanding equity awards as of April 23, 2018, including Company LTIP Units, Company Phantom Shares, Company Options and Company Restricted Stock Awards, granted by the Company under the Company Equity Incentive Plan (each a “Company Equity Award” and, collectively, the “Company Equity Awards”), including the name of the Person to whom such Company Equity Awards have been granted, the number of shares of Company Common Stock subject to each Company Equity Award, the date on which such Company Equity Award was granted and the terms for vesting of such Company Equity Award. All shares of Company Common Stock to be issued pursuant to any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. As of April 23, 2018, there were an aggregate of 1,340,363 Company Equity Awards outstanding. Other than the Company Equity Awards set forth in Section 4.3(c) of the Company Disclosure Schedule there are no other equity-based awards or other rights with respect to shares of the Company’s Common Stock issued and outstanding under the Company Equity Incentive Plan as of April 23, 2018. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plan. The treatment of the Company Equity Awards contemplated in Section 3.3(b) complies with the terms of the Company Equity Incentive Plan and applicable award agreements.

(d) Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, there are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock or other equity interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares, nor are there, to the Company’s Knowledge, any third party agreements or understandings with respect to the voting of any such shares or equity interests or which restrict the transfer of any such shares or equity interests.

(e) Except as set forth in the Partnership Agreement and Section 4.3(e) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary.

(f) Except as set forth in Section 4.3(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(g) The Company does not have a “poison pill” or similar stockholder rights plan.

(h) Except as set forth in this Section 4.3 and in Section 4.3(h) of the Company Disclosure Schedule, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was bound with respect to the voting of any shares of capital stock of the Company or Company Subsidiaries, (ii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of capital stock of the Company or any Company Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any pre-emptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(i) All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(j) The Company is the sole general partner of the Partnership. As of April 23, 2018, the Company owned 96.7% of the Partnership OP Units. As of April 23, 2018, the Partnership’s Limited Partners (as defined in the Partnership Agreement) (not including the Partnership OP Units held by the Company), owned 3.3% of the Partnership OP Units. Section 4.3(j) of the Company Disclosure Schedule sets forth a true, correct and complete list of the holders of all Partnership OP Units, such holder’s most recent address and the exact number and type (e.g., general, limited, etc.) of Partnership OP Units held as of April 23, 2018. Except as set forth in this Section 4.3 or in Section 4.3(j) of the Company Disclosure Schedule, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. Except as set forth in the Partnership Agreement, this Section 4.3 or in Section 4.3(j) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests owned by the Company and, to the Company’s Knowledge, the partnership interests owned by the Partnership’s Limited Partners (as defined in the Partnership Agreement), are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable Securities Laws.

Section 4.4 Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. Except as set forth in Section 4.4 of the Company Disclosure Schedule, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary (other than the Partnership OP Units and Company LTIP Units disclosed pursuant to Section 4.3 ) to issue, transfer or sell any interests with respect to any Company Subsidiary. Except for the Partnership OP Units identified in Section 4.3(j) of the Company Disclosure Schedule as being owned by a holder other than the Company and as disclosed in Section 4.4 of the Company Disclosure Schedule, all issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 4.5 Other Interests. Except for the interests in the Company Subsidiaries set forth in Section 4.1(b) of the Company Disclosure Schedule and as set forth in Section 4.5 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person.

Section 4.6 Consents and Approvals; No Violations. Except as set forth in Section 4.6 of the Company Disclosure Schedule, subject to receipt of the Company Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT, and the filing of the Partnership Merger Certificate with the DSOS, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company Parties of the transactions contemplated hereby or compliance by the Company or the Company Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Company Governing Documents or the Partnership Governing Documents, (ii) require any filing by the Company or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) the filing with the SEC of (I) the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Company Merger will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and declaration and effectiveness of the Form S-4, and (II) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by the Company or any Company Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries pursuant to any of the terms, conditions or provisions of any Company Material Contract to which Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to the Company or any Company Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7 Compliance with Applicable Laws. Since January 1, 2016, none of the Company or any Company Subsidiary has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.12, Section 4.13 or Section 4.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for the Permits that are the subject of Section 4.12 and Section 4.13, which are addressed solely in those Sections, the Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2016, the Company and each Company Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 4.8 SEC Reports, Financial Statements and Internal Controls.

(a) Each of the Company Parties has, since January 1, 2016, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (a) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (b) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed or furnished and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership. Neither the Company nor the Partnership has any outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of the Partnership, no Company Subsidiary is required to file any form or report with the SEC.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Reports.

(c) There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the financial statements of the Company or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of the Company dated as of December 31, 2017 (including the notes thereto) as required by GAAP, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, (iii) that will be discharged or paid in full prior to the Closing Date, or (iv) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2017.

(d) Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since January 1, 2016, (x) the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (y) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (z) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 4.9 Litigation. There is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse

Effect. Neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Absence of Certain Changes. Except as set forth in Section 4.10 of the Company Disclosure Schedule, from January 1, 2018 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividends to be paid to holders of Company Common Stock); (b) any Company Material Contracts entered into by the Company or any of the Company Subsidiaries; (c) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Taxes.

(a) Each of the Company and the Company Subsidiaries (a) has timely filed (or had filed on their behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (b) has timely paid (or had timely paid on their behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b) Each of the Company and DCT Industrial Value Fund I, Inc., a Maryland corporation (the “Cabot REIT”), (i) for all taxable years commencing with the taxable year ending, in the case of the Company, December 31, 2003, and, in the case of Cabot REIT, December 31, 2005, in each case, through December 31, 2017 has been subject to taxation as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2017 to the date hereof, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its status as a REIT.

(c) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) No deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e) The Company does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(f) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than the Cabot REIT, a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”). Section 4.11(f) of the Company Disclosure Schedule sets forth a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, “partnership” or entity disregarded from its owner, controlled foreign corporation or passive foreign investment company.

(g) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under of Section 7704(b) of the Code.

(h) Taking into account all distributions to be made by the Company and the Cabot REIT prior to the Company Merger Effective Time, each of the Company and the Cabot REIT will have distributed cash to its stockholders (i) in the case of the Company, in its taxable year ending with the Company Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Company Merger, and (ii) in the case of the Cabot REIT, in its taxable year in which the Company Merger occurs in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of such taxable year determined as if such taxable year ended with the Company Merger, and in each case the calculation of such amounts shall be provided to Parent for its review and comment.

(i) Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(j) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the knowledge of the Company, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(k) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(l) There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(m) There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business). Except as set forth in Section 4.11(m) of the Company Disclosure Schedule, there are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(n) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(o) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(p) The Company has no Knowledge of any prior or current ownership of the Company’s Common Stock (through the date hereof) that would prevent the Company from qualifying as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(q) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(r) Section 4.11(r) of the Company Disclosure Schedule sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which the Company nor any of the Company Subsidiaries has participated that has not been completed as of the date hereof.

(s) Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

Section 4.12 Properties.

(a) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of Company Subsidiaries owns fee simple title to, or has a leasehold interest in, each of the real properties identified as owned by the Company in the Company SEC Reports (collectively, the “Company Properties”). In each case, such Company Properties are owned or leased, as the case may be, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except as set forth in Section 4.12(a) of the Company Disclosure Schedule and for (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b) Section 4.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. Except as set forth in Section 4.12(b) of the Company Disclosure Schedule, there are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy, lease or sublease any real properties at some future date.

(c) There are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, and no written claim has been made against any such policy by the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has received written notice of any violation of any Law affecting any of the Company Properties, which has not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(e) Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would interfere in any material manner with the current use (or with respect to development properties, the future intended use) of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming (other than in connection with development properties) its continued use in the manner it is currently operated), or (ii) any Laws including, without limitation, any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(f) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any statutory rights or options to occupy or purchase any Company Property in favor of a Governmental Authority, neither the Company nor any of the Company Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(g) To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(h) Section 4.12(h) of the Company Disclosure Schedule lists all ground leases (whether as lessor or lessee) affecting the interest of the Company or any Company Subsidiary in the Company Properties in effect as of the date hereof, true and complete in all material respects copies of which ground leases were made available to Parent on the Company Datasite prior to the date hereof.

(i) Section 4.12(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which is under ground-up development as of the date hereof (each, a “Company Development Property”, and, collectively, the “Company Development Properties”). There are no defaults under any of the Company Development Contracts which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Company or Company Subsidiaries have obtained any and all material approvals, consents and authorizations to initiate and complete the currently contemplated development, redevelopment or constructions of the Company Development Properties. Section 4.12(i) of the Company Disclosure Schedule lists the common name and address of each Company Property which is vacant land.

Section 4.13 Environmental Matters.

(a) The Company and the Company Subsidiaries (i) are in compliance in all material respects with all Environmental Laws, and (ii) are in compliance in all material respects with their respective Environmental Permits.

(b) Neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or have liability under any Environmental Law the subject of which remains unresolved, except, as such violation or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for the Company or any Company Subsidiary.

(d) Since January 1, 2016, neither the Company nor any Company Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by the Company or the Company Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Notwithstanding any other provision of this Agreement, this Section 4.13 contains the exclusive representations and warranties of the Company Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of every material employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan that is currently maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary or their respective ERISA Affiliates would have any material liability (“Company Employee Programs”).

(b) Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(c) Each Company Employee Program complies in form and has been administered in accordance with the requirements of applicable Law, including, without limitation, ERISA and the Code, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and is being administered and operated in all material respects in accordance with its terms. No Company Employee Program or any other employee benefit plan maintained, sponsored or contributed to by the Company or any ERISA Affiliate now or at any time within the previous six years was subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37). None of the Company Benefit Programs is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law.

(e) No material liability or Action has been made, commenced or, to the knowledge of the Company, threatened with respect to any Company Employee Program (other than for benefits payable in the ordinary course of business).

(f) No Company Employee Program provides for post-termination or retiree medical benefits (other than under Section 4980B of the Code or pursuant to state health continuation laws) to any current or future retiree or former employee, other than as set forth in Section 4.14(f) of the Company Disclosure Schedule.

(g) Except as set forth in Section 4.14(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Company Merger will (either alone or together with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company, or (ii) result in any payment or benefit to any person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

(h) There have been no non-exempt “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Company Benefit Program and none of the Company or any of its ERISA Affiliates has engaged in any prohibited transaction, in any case that have not been corrected in full, except, in either case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) The Company, and each Employee Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”), (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and the regulations and guidance issued thereunder, and (ii) has been in compliance in all material respects with such Laws since March 23, 2010. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, or any Health Plan, to material penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of PPACA, HCERA, or the Code.

Section 4.15 Labor and Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to their business. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b) There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2016, the Company and the Company Subsidiaries have been and are in compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company and the

Company Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case, any such noncompliance that would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2016, all independent contractors and consultants providing personal services to the Company and the Company Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company and the Company Subsidiaries have been properly classified under the FLSA, except, in each case, as would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

(d) During the preceding three (3) years, (i) the Company and the Company Subsidiaries have not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of the Company Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company and the Company Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

Section 4.16 No Brokers. Other than with Merrill Lynch, Pierce, Fenner & Smith Incorporated, which the Company has retained as its financial advisor in connection with the Mergers, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or any of the Parent Parties to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Mergers.

Section 4.17 Opinion of Financial Advisor. The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock. A true and complete copy of such opinion will be provided to Parent by the Company solely for informational purposes within one (1) Business Day after the date of this Agreement.

Section 4.18 Vote Required. The affirmative vote of the holders of a majority of the shares of outstanding Company Common Stock is the only vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary (other than the Partnership), necessary to approve the Mergers and, to the extent such stockholder approval is required, the other transactions contemplated by this Agreement (the “Company Stockholder Approval”). The Company, as the sole general partner of the Partnership and as a limited partner, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, the Partnership.

Section 4.19 Company Material Contracts.

(a) Except as set forth in Section 4.19(a) of the Company Disclosure Schedule, the Company SEC Reports set forth a true, correct and complete list of all Company Material Contracts as of the date hereof. A true, complete and correct copy of each Company Material Contract, as of the date of this Agreement, has been made available by the Company to Parent prior to the date of this Agreement. Each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto, and, to the Company’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) Except as set forth in Section 4.19(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is, and, to the Company’s Knowledge, no other Party to a Company Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written, or to the Knowledge of the Company, oral notice of any material violation of, or material default under, any Company Material Contract.

(c) Section 4.19(c) of the Company Disclosure Schedule sets forth (i) a true, correct and complete list of all outstanding Indebtedness of the Company and Company Subsidiaries as of the date set forth therein, other than Indebtedness payable to the Company or a Company Subsidiary, and (ii) the respective principal amounts, interest amounts and other penalties and premiums outstanding thereunder as of the date hereof.

Section 4.20 Related Party Transactions. From January 1, 2016 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.21 Intellectual Property.

(a) Section 4.21(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Registered Intellectual Property”), together with all material unregistered trademarks. To the Company’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees

(b) To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and the Company has not received any written allegations to that effect.

(c) To the Company’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights of Company or any Company Subsidiary.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of Company and the Company Subsidiaries as it is currently conducted; provided, however, that the foregoing representation and warranty in this Section 4.21(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 4.21(b) and Section 4.21(c)).

(e) To the Company’s Knowledge, the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information of the Company and the Company Subsidiaries (and any confidential information owned by any Person to whom the Company or any of the Company Subsidiaries has a confidentiality obligation). To the Company’s Knowledge, no such trade secrets or other material confidential information has been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

(f) The IT Assets (i) are in operating order in all material respects and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors, (ii) have not, in the past three (3) years, experienced any material errors and/or breakdowns, (iii) to the Company’s Knowledge, do not contain Unauthorized Code, (iv) to the Company’s Knowledge, have not experienced any material security breaches, and (v) are considered by the Company to effectively perform, in all material respects, all information technology operations necessary to conduct the businesses of the Company and the Company Subsidiaries as it is currently conducted.

Section 4.22 Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets. There is no claim by the Company or any Company Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancellation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, its officers and directors and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership.

Section 4.24 Investment Company Act. None of the Company or any Company Subsidiary is required to be registered under the Investment Company Act.

Section 4.25 Takeover Statutes. Each of the Company Parties has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition,” the provisions contained in Subtitle 6 of Title 3 of the MGCL or any other anti-takeover statute or similar federal or state statute (the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and other transactions contemplated by this Agreement.

Section 4.26 No Other Representations or Warranties.

Except for the representations and warranties made by the Company and the Partnership in this Article IV, neither the Company, the Partnership or any of their respective Representatives makes any representations or warranties, and the Company and the Partnership hereby disclaim any other representations or warranties, with respect to the Company, the Partnership, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company and the Partnership, notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (a) as disclosed in publicly-available Parent SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2016 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature), or (b) as set forth in the disclosure schedules of the Parent Parties delivered at or prior to the execution of this Agreement by the Parent Parties to the Company Parties (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article V of the Parent Disclosure Schedule shall qualify or modify the Section of Article V to which it corresponds and any other Section of Article V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made; provided, that (x) nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Parent Parties made herein and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Parent OP or any of the Parent Subsidiaries is a party exists or has actually occurred), each of the Parent Parties, jointly and severally, represent and warrant to the Company Parties that:

Section 5.1 Existence; Good Standing; Compliance with Law.

(a) Parent is a corporation duly formed, validly existing and in good standing under the Laws of the State of Maryland. Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent has all requisite corporate power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) Parent OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent OP is duly qualified or licensed to do business as a foreign limited partnership and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent OP has all requisite limited partnership power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(c) Each of Parent’s Subsidiaries (each such Subsidiary other than Parent OP, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its jurisdiction of incorporation or organization. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Parent OP and each of the Parent Significant Subsidiaries are “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X) of Parent.

(d) Parent has previously provided or made available to the Company true, correct and complete copies of (i) the articles of incorporation, as amended, of Parent (the “Parent Charter”), (ii) the amended and restated bylaws of Parent (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Governing Documents”), (iii) the certificate of limited partnership of Parent OP (the “Parent OP Certificate of Limited Partnership”), (iv) the thirteenth amended and restated agreement of limited partnership of Parent OP (the “Parent Partnership Agreement” and, together with the Parent OP Certificate of Limited Partnership, the “Parent OP Governing Documents”) in each case as amended as in effect on the date of this Agreement. Each of the Parent Governing Documents and the Parent OP Governing Documents are in full force and effect, and neither Parent nor Parent OP is in violation of any of the provisions of such documents.

Section 5.2 Authority.

(a) Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Parent is a party, including the Company Merger. The execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of Parent, subject, with respect to the Company Merger, to the filing of the Articles of Merger with the SDAT and, with respect to the Partnership

Merger, to the filing of the Partnership Merger Certificate with the DSOS. No other corporate proceedings on the part of Parent are necessary to authorize this Agreement or the Company Merger or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Parent Board at a duly held meeting, has, on behalf of Parent and in its capacity as general partner of Parent OP, by unanimous vote, duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers, and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(c) Parent OP has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Merger Partnership is a party, including the Partnership Merger. The execution, delivery and performance by Parent OP of this Agreement and the consummation by Parent OP of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of Parent OP are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. This Agreement has been duly executed and delivered by Parent OP and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of Parent OP, enforceable against Parent OP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.3 Capitalization.

(a) The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the close of business on April 23, 2018 (i) 533,240,492 shares of Parent Common Stock were issued and outstanding, (ii)1,378,965 shares of Parent Preferred Stock were issued and outstanding, (iii) 6,787,202 shares of Parent Common Stock were available for grant under the Parent Equity Incentive Plans, (iv) an aggregate of 9,317,878 shares of Parent Common Stock were reserved for issuance pursuant to the terms of outstanding Parent LTIP Units, stock options, restricted stock units and other awards granted pursuant to the Parent Equity Incentive Plans, (v) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Parent or any Parent Subsidiary (other than the Parent LTIP Units, restricted stock units, other awards and options disclosed in clause

(iv) and the partnership units disclosed in clause (vi)) with respect to the Parent Common Stock were outstanding and (vi)13,786,083 shares of Parent Common Stock were reserved for issuance upon redemption of Parent OP Units, Class A limited partnership interests in ProLogis Fraser, L.P. and Class B common units in Prologis 2, L.P. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(b) Parent has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter (whether together with such stockholders or as a separate class).

(c) As of April 23, 2018, there were an aggregate of 1,924,758 outstanding equity awards granted by Parent under the Parent Equity Incentive Plans (each a “Parent Equity Award” and, collectively, the “Parent Equity Awards”). All shares of Parent Common Stock to be issued pursuant to any Parent Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. Other than such outstanding Parent Equity Awards, there are no other equity-based awards or other rights with respect to shares of the Parent’s Common Stock issued and outstanding under the Parent Equity Incentive Plans. All Parent Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Parent Equity Incentive Plans.

(d) There are no agreements or understandings to which Parent, Parent OP or any Parent Significant Subsidiaries is a party with respect to the voting of any shares of capital stock of Parent or which restrict the transfer of any such shares, nor are there, to Parent’s Knowledge, any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.

(e) Except as set forth in the Parent Partnership Agreement and Section 5.3(e) of the Parent Disclosure Schedule, as of the date of this Agreement, there are no outstanding contractual obligations of Parent, Parent OP or any Parent Significant Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of Parent, Parent OP or any Parent Significant Subsidiary.

(f) Parent is the sole member of the sole general partner of Parent OP. As of April 23, 2018, Parent owned 533,240,492 Parent OP Units and 1,378,965 Parent Preferred Units, constituting 97.11% of the Parent Partnership Units. As of April 23, 2018, Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), owned in the aggregate 3,935,475 Parent OP Units and 8,894,478 Class A Convertible Common Units, constituting 2.89% of the Parent Partnership Units (based on assumed full conversion of all Class A Convertible Common Units outstanding as of March 31, 2018). There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent Partnership to issue, transfer or sell any Parent Partnership Units. Except as set forth in the Parent Partnership Agreement, there are no outstanding contractual obligations of Parent OP to repurchase, redeem or otherwise acquire any partnership interests of Parent OP. The partnership interests owned by Parent and, to the knowledge of Parent, the partnership interests owned by the Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), are subject only to the restrictions on transfer set forth in the Parent Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Parent Partnership Units are duly authorized and validly issued.

(g) Parent does not have a “poison pill” or similar stockholder rights plan.

(h) Except as set forth in this Section 5.3, there are no (i) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent, Parent OP or any Parent Significant Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which Parent, Parent OP or any Parent Significant Subsidiary was bound with respect to the voting of any shares of capital stock of Parent, Parent OP or Parent Subsidiaries, or (iii) contractual obligations or commitments of any character to which Parent, Parent OP or any Parent Significant Subsidiary was a party or by which Parent, Parent OP or any Parent Significant Subsidiary was bound restricting the transfer or, or requiring the registration for sale of, any shares of capital stock of Parent or equity interests in Parent OP or any Parent Significant Subsidiary. None of Parent, Parent OP or any Parent Significant Subsidiary has granted any pre-emptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(i) All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of Parent OP or any Parent Significant Subsidiary which have been authorized and declared prior to the date hereof have been paid in full or set aside for payment (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4 Significant Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Parent Significant Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Significant Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Parent Significant Subsidiary to issue, transfer or sell any interests of any Parent Significant Subsidiary All issued and outstanding shares or other equity interests of each Parent Significant Subsidiary are owned directly or indirectly by Parent OP free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on Parent OP’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.5 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT, and the filing of the Partnership Merger Certificate with the DSOS, none of the execution, delivery or performance of this Agreement by Parent and Parent OP, the consummation by Parent and Parent OP of the transactions contemplated hereby or compliance by Parent, Parent OP or the Parent Significant Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision Parent Governing Documents or the Parent OP Governing Documents, (ii) require any filing by Parent, Parent OP or any Parent Significant Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) the filing with the SEC of (1) the Form S-4 and Proxy Statement/Prospectus, and declaration and effectiveness of the Form S-4, and (2) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by Parent, Parent OP or any Parent Significant Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of Parent, Parent OP or any of the Parent Significant Subsidiaries pursuant to any of the terms, conditions or provisions of any Parent Material Contract to which Parent, Parent OP or any Parent Significant Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to Parent, Parent OP or any Parent Significant Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate have, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.6 Compliance with Applicable Laws. Since January 1, 2016, none of Parent, Parent OP or the Parent Significant Subsidiaries has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to Parent, Parent OP or any Parent Significant Subsidiary or by which any property or asset of Parent, Parent OP or any Parent Significant Subsidiary is bound (except for Laws addressed in Section 5.11 or Section 5.12, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except for Permits that are the subject of Section 5.11 and Section 5.12, which are addressed solely in those Sections, Parent, Parent OP and each Parent Significant Subsidiary has all Permits necessary to conduct Parent’s, Parent OP’s or a Parent Significant Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent, Parent OP or any Parent Significant Subsidiary has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business. All such Permits are valid and in full force and effect and there are no pending or, to Parent’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2016, Parent, Parent OP and each Parent Significant Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 5.7 SEC Reports, Financial Statements and Internal Controls.

(a) Each of the Parent Parties has, since January 1, 2016, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Parent SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, Parent SEC Reports (other than preliminary materials) (a) complied (or with respect to Parent SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (b) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Parent SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Reports filed or furnished and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or the Parent OP. Neither Parent nor Parent OP has any outstanding and unresolved comments from the SEC with respect to Parent SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Parent included in or incorporated by reference into Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Parent SEC Reports, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. No Parent Subsidiary is required to file any form or report with the SEC.

(b) None of Parent, Parent OP or any Parent Significant Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent, Parent OP and any Parent Significant Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent, Parent OP or any Parent Significant Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent, Parent OP, any Parent Significant Subsidiary or such Parent’s, Parent OP’s or Parent Significant Subsidiary’s audited financial statements or other Parent SEC Reports.

(c) There are no liabilities of Parent, Parent OP or any Parent Subsidiary of a nature that would be required under GAAP to be set forth on the financial statements of Parent or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Parent dated as of December 31, 2017 (including the notes thereto) as required by GAAP, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, (iii) that will be discharged or paid in full prior to the Closing Date, or (iv) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2017.

(d) Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Parent is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2017 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since January 1, 2016, (x) Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (y) to Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in the reports Parent is required to file under the Exchange Act, and (z) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of Parent Board (A) all known significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 5.8 Litigation. There is no Action pending or, to Parent’s Knowledge, threatened against Parent, Parent OP or any of the Parent Significant Subsidiaries which has or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent, Parent OP or any Parent Significant Subsidiary nor any of the Parent Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority which has or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9 Absence of Certain Changes. Except as expressly contemplated by this Agreement, from January 1, 2018 through the date hereof, Parent, Parent OP and the Parent Significant Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than the regular quarterly dividends to be paid to holders of Parent Common Stock); (b) any Parent Material Contracts entered into by Parent, Parent OP or any of the Parent Subsidiaries; (c) any material change in Parent’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10 Taxes. Except as set forth in Section 5.10 of the Parent Disclosure Schedule:

(a) Each of Parent and the Parent Subsidiaries (a) has timely filed (or had filed on their behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (b) has paid (or had paid on their behalf) all material Taxes that are required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Parent (i) for all taxable years commencing with its taxable year ending December 31, 1997 through its taxable year ending December 31, 2017 has been subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2017 to the date hereof, and intends to continue to operate for the taxable year that includes the Closing (and currently intends to continue to operate thereafter), in such a manner as to permit it to qualify as a REIT, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its status as a REIT.

(c) The most recent financial statements contained in Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) Except as set forth in Section 5.10(d) of the Parent Disclosure Schedule, no deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of the Parent Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e) No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than a Parent Subsidiary REIT, a corporation that qualifies as Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(f) No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under of Section 7704(b) of the Code.

(g) Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(h) (i) Except as set forth in Section 5.10(h)(i) of the Parent Disclosure Schedule, there are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the knowledge of Parent, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, including claims by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns; (ii) except as set forth in Section 5.10(h)(ii) of the Parent Disclosure Schedule, neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) except as set forth in Section 5.10(h)(iii) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(i) Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(j) There are no liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k) There is no Tax allocation or sharing agreement or similar arrangement with respect to which Parent or any Parent Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business).

(l) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Parent nor any Parent Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(m) Except as set forth in Section 5.10(m) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or a Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(n) Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

Section 5.11 Properties.

(a) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, Parent OP or one of the Parent Subsidiaries owns fee simple title to or has a leasehold interest in each of the real properties identified as owned by Parent in the Parent SEC Reports (collectively, the “Parent Properties”), which are all of the real estate properties owned or leased by them, and, in each case, such Parent Properties are owned or leased, as the case may be, free and clear of Encumbrances, except for (i) liens for taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b) None of Parent, Parent OP or any Parent Subsidiary has received written notice of any violation of any Law affecting any of Parent Properties, which has not been cured, contested in good faith or which violations would not, individually, or in the aggregate, have, or reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent, Parent OP nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened in writing with respect to any of Parent Properties, that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Parent Properties (assuming its continued use in the manner it is currently operated), or (ii) any Laws including, without limitation, any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

(d) Except as would not have, or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Parent Property in favor of a Governmental Authority, neither Parent nor any of the Parent Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Parent Property or any portion thereof.

(e) To the Parent’s Knowledge, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(f) With respect to any real property which, as of the date of this Agreement, is under ground-up development by the Parent, Parent OP or any Parent Subsidiary(each, a “Parent Development Property”, and, collectively, the “Parent Development Properties”), there are no defaults under any of the Parent Development Contracts which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. Parent or Parent Subsidiaries have obtained any and all material approvals, consents and authorizations to initiate and complete the contemplated development, redevelopment or constructions of the Parent Development Properties as currently contemplated.

Section 5.12 Environmental Matters.

(a) Parent and the Parent Subsidiaries (i) are in compliance in all material respects with all Environmental Laws, and (ii) are in compliance in all material respects with their respective Environmental Permits.

(b) Neither the Parent nor any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or have liability under, any Environmental Law, the subject of which remains unresolved, except as such violation or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for Parent or any Parent Subsidiary.

(d) Since January 1, 2016, neither Parent nor any Parent Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by Parent or the Parent Subsidiaries, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Notwithstanding any other provision of this Agreement, this Section 5.12 contains the exclusive representations and warranties of the Parent Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 5.13 Vote Required. The Parent Board and Parent, as the sole general partner of Parent OP, have approved this Agreement and the Partnership Merger, and such approvals are the only approvals necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, Parent OP.

Section 5.14 Parent Material Contracts.

(a) The Parent SEC Reports set forth a true, correct and complete list of all Parent Material Contracts as of the date hereof. Each Parent Material Contract is legal, valid, binding and enforceable on the Parent, Parent OP and each Parent Subsidiary that is a party thereto, and, to the Parent’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) None of Parent, Parent OP or any Parent Subsidiary is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent, Parent OP or any Parent Subsidiary has received notice of any material violation of, or material default under, any Parent Material Contract.

Section 5.15 Related Party Transactions. From January 1, 2016 through the date of this Agreement, there have been no transactions or contracts between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 5.16 Insurance. Parent, Parent OP and Parent Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance) and which Parent believes are adequate for the operation of its business and the protection of its assets. There is no claim by

Parent, Parent OP or any Parent Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer and (b) would have, or reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, Parent and the Parent Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancellation or termination has been received by Parent with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 5.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders, or at the Company Stockholders Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to Parent, its officers and directors, Parent OP and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of any Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Parent Parties.

Section 5.18 Investment Company Act. None of Parent, Parent OP or any Parent Subsidiary is required to be registered under the Investment Company Act.

Section 5.19 Takeover Statute. Each of the Parent Parties has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute or similar federal or state statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 5.20 No Other Representations or Warranties. Except for the representations and warranties made by the Parent Parties in this Article V, neither Parent, Parent OP or any of their respective Representatives makes any representations or warranties, and Parent and Parent OP hereby disclaim any other representations or warranties, with respect to Parent, Parent OP, the Parent Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent and Parent OP, notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement and the earlier to occur of the Partnership Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned and will be deemed to have been given if the designee of Parent as set forth in Section 6.1 of the Parent Disclosure Schedule (the “Parent Interim Period Designee”) fails to object to any request by the Company for consent within forty-eight (48) hours after receipt of such request for consent; provided, however, that if the Parent Interim Period Designee denies such request for consent it shall specify the reasons for such denial so that the Company shall have an opportunity to adjust and re-submit such request for consent), the Company Parties shall use their commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) provided it does not require additional compensation, keep available the services of their present officers, and (4) preserve each of the Company’s and Cabot REIT’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, none of the Company Parties or any of the Company Subsidiaries will, during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned and will be deemed to have been given if the Parent Interim Period Designee fails to object to any request by the Company for consent within forty-eight (48) hours after receipt of such request for consent; provided, however, that if the Parent Interim Period Designee denies such request for consent it shall specify the reasons for such denial so that the Company shall have an opportunity to adjust and re-submit such request for consent):

(a) split, combine, reclassify or subdivide any shares of stock, units or other equity securities or ownership interests of the Company or any Company Subsidiary (other than a wholly owned Company Subsidiary);

(b) declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of capital stock of the Company, any units of the Partnership or other equity securities or ownership interests in the Company or any Company Subsidiary, except for: (i) the declaration and payment by the Company of dividends in accordance with Section 7.18; (ii) the regular distributions that are required to be made in respect of the Partnership OP Units and the Company LTIP Units, as applicable, in connection with any dividends paid on the shares of the Company Common Stock, (iii) dividends or distributions, declared, set aside or paid by any Company Subsidiary to the Company or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company; (iv) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, including Cabot REIT, in accordance with the requirements of the organizational documents of such Company Subsidiary; and (v) distributions required for the Company or Cabot REIT to maintain its status as a REIT under the Code or avoid or reduce the incurrence of any entity-level income or excise Taxes by the Company or Cabot REIT (determined, in the case of Cabot REIT, as if the current taxable year of Cabot REIT ended with the Company Merger);

(c) except for (i) transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, (ii) issuances of shares of the Company Common Stock upon the exercise or settlement of any Company Option, Company Restricted Stock Award, Company Phantom Shares or other equity-based awards outstanding as of the date of this Agreement and issuances of equity or equity based awards pursuant to the Company Equity Incentive Plan to the extent required under the terms of the Company Equity Incentive Plan as in effect as of the date of this Agreement, (iii) exchanges of Partnership OP Units for shares of the Company Common Stock, in accordance with the Partnership Agreement, (iv) exchanges of Company LTIP Units for Partnership OP Units, in accordance with the Partnership Agreement, or (v) as set forth in Section 6.1(c) of the Company Disclosure Schedule, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other beneficial interest of any class or any other securities or equity equivalents (including, without limitation, “phantom” stock rights or stock appreciation rights) of the Company or any Company Subsidiaries; provided, however, for the avoidance of doubt, nothing set forth in this Section 6.1(c) specifically, or in Section 6.1 generally, shall prohibit the Company from filing replacement shelf registration statements on Form S-3ASR with the SEC with respect to any shelf registration statements on Form S-3ASR of the Company set to expire prior to the Partnership Merger Effective Time;

(d) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary, other than (i) the acquisition by the Company of Company Common Stock in connection with the surrender of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Option in connection with the exercise of Company Options, (ii) the repurchase of Company “excess shares” pursuant to the Company Articles of Incorporation, (iii) the withholding of Company Common Stock to satisfy withholding Tax obligations with respect to outstanding awards granted pursuant to the Company Equity Incentive Plan, (iv) the redemption or purchase of Partnership OP Units under the terms of the Partnership Agreement, (v) the conversion or purchase of Company LTIP Units under the terms of the Partnership Agreement, (vi) in connection with the vesting of, or lapse of restrictions on, Company Restricted Stock Awards in order to satisfy withholding or exercise price obligations or (vii) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a Company Subsidiary);

(e) acquire or agree to acquire, any business of any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, real property or personal property, except for acquisitions at a total cost of less than $75,000,000 in the aggregate; provided, however, that the Company and the Company Subsidiaries shall be permitted to take any action it is obligated to take under any joint venture agreement to which the Company or such Company Subsidiaries is a party as of the date of this Agreement;

(f) except as set forth in Section 6.1(f) of the Company Disclosure Schedule, sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Company Property (or real property that if owned by the Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner ), except (i) sales, transfers or other such dispositions of any Company Property or any other material assets that do not exceed $20,000,000 in the aggregate, or (ii) pledges or Encumbrances of direct or indirect equity interests in entities from time to time under the Company’s existing revolving credit facilities that (A) acquire properties permitted to be acquired under Section 6.1(e), or (B) by the Company, or any wholly-owned Company Subsidiary, with, to or from any existing wholly-owned Company Subsidiary;

(g) for any Company Development Properties, (i) expend or incur any amount, or (ii) enter into, amend, modify, exercise rights under or terminate any Company Development Contracts which are Company Material Contracts, except (A) as contemplated by any existing Company Development Contract, (B) as set forth in Section 6.1(g) of the Company Disclosure Schedule or (C) up to $50,000,000 in the aggregate in excess of the amounts set forth in clauses (A) and (B);

(h) (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly-owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)), (B) Indebtedness incurred under existing construction loan facilities with respect to ongoing construction projects by the Company or any Company Subsidiary, (C) Indebtedness incurred in connection with the funding of any transactions permitted by this Section 6.1, (D) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, that the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (E) any additional Indebtedness in an amount that, in the aggregate, does not exceed $50,000,000, (F) as set forth in Section 6.1(h) of the Company Disclosure Schedule, (G) inter-company Indebtedness among the Company and the Company Subsidiaries, (H) any surety bonds not exceeding $5,000,000 individually or $50,000,000 in the aggregate, or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(i) make any loans, advances or capital contributions to, or investments in, any other Person (including, without limitation, to any of its officers, directors, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) by the Company or a wholly-owned Company Subsidiary to the Company or a wholly-owned Company Subsidiary, (ii) loans or advances required to be made under any of the Company Leases, ground leases pursuant to which any Third Party is a lessee or sublessee on any Company Property or any existing joint venture arrangements to which a Company Subsidiary is a party as of the date hereof, (iii) as provided for in any existing joint venture arrangement to which the Company or a Company Subsidiary is a party as of the date hereof, or (iv) as contractually required by any Company Material Contract in effect on the date hereof that has been made available to Parent;

(j) subject to Section 7.10, other than as expressly permitted by this Section 6.1, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $5,000,000 individually or $50,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) do not provide for any admission of material liability by the Company or any of the Company Subsidiaries, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of Company Common Stock or Partnership OP Units, are in accordance with Section 7.10;

(k) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2017, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(l) enter into any new line of business;

(m) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(n) enter into any joint venture, partnership or new funds or other similar agreement;

(o) except as required by applicable Law or as set forth in Section 6.1(o) of the Company Disclosure Schedule, (i) hire any officer (with a title of vice president or higher) of the Company or promote or appoint any Person to a position of officer (with a title of vice president or higher) of the Company (other than to replace any officer that departs after the date of this Agreement), in each case without consultation with the Parent Board, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any of the Company’s directors or officers not required by any plan or arrangement as in effect on the date hereof, (iii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or Company Employee Program or any Company Employee Program that if entered into or adopted would be an Company Employee Program, (iv) accelerate the vesting or payment of any award under the Company Equity Incentive Plan or of any other compensation or benefits, or (v) grant any awards under the Company Equity Incentive Plan or any bonus, incentive, performance or other compensation plan or arrangement, other than, with respect to clauses (iii) and (v) (as to non-equity awards only), increases in salary in the ordinary course of business and consistent with past practice in the case of non-officer employees, or in connection with any non-officer employee hires or the promotion of any non-officer employees, consistent with past practice;

(p) except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Company Articles of Incorporation or Company Bylaws, (ii) the Partnership Agreement or Certificate of Formation or (iii) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment would be materially adverse to the Company or Parent;

(q) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions permitted pursuant to Section 6.1(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or (ii) prevent or impair the ability of the Company to consummate the Mergers;

(r) amend any term of any outstanding stock or other equity security of the Company or any Company Subsidiary;

(s) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract), except (i) as expressly permitted by this Section 6.1, (ii) any termination or renewal in accordance with the terms of any existing Company Material Contract, (iii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent, (iv) the entry into any commercial leases in the ordinary course of business, (v) any renewal of any of the insurance policies of the Company upon the scheduled termination on substantially the same terms as currently in effect, (vi) set forth in Section 6.1(s) of the Company Disclosure Schedule, (vii) as may be reasonably necessary to comply with the terms of this Agreement or (viii) in connection with change orders related to any construction, development, redevelopment or capital expenditure projects that either (A) do not materially increase the cost of any such project, or (B) are otherwise permitted pursuant to this Section 6.1;

(t) enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(u) make or commit to make any capital expenditures except (i) pursuant to the Company’s budget previously provided to Parent, (ii) capital expenditures for tenant improvements in connection with new Company Leases, (iii) capital expenditures necessary to repair any casualty losses in an amount up to $10,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (iv) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation, after prior notice to Parent (provided, that if the nature of such emergency renders prior notice to Parent impracticable, the Company shall provide notice to Parent as promptly as reasonably practicable after making such capital expenditure);

(v) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company or Cabot REIT to fail to qualify as a REIT, or (ii) any Company Subsidiary other than Cabot REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

(w) enter into or modify in a manner adverse to the Company or Parent any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve the Company’s and Cabot REIT’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Company Subsidiary other than Cabot REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(x) permit any insurance policy naming the Company or any of its Subsidiaries or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(y) except to the extent permitted by Section 7.4(d), take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(z) authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is necessary for the Company or Cabot REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.18 to stockholders of the Company or Cabot REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary other than Cabot REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) the Partnership from taking any action, at any time or from time to time, as the Partnership reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Company Tax Protection Agreement; and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 6.2 Conduct of Business by Parent. During the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned and will be deemed to have been given if the designee of the Company set forth in Section 6.2 of the Company Disclosure Schedule (the “Company Interim Period Designee”) fails to object to any request by Parent for consent within forty-eight (48) hours after receipt of such request for consent; provided, however, that if the Company Interim Period Designee denies such request for consent it shall specify the reasons for such denial so that Parent shall have an opportunity to adjust and re-submit such request for consent), the Parent Parties shall use their commercially reasonable efforts to, and shall cause each of the Parent Significant Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present executive officers, and (4) preserve Parent’s status as a REIT within the meaning of the Code. Without limiting the foregoing, neither the Parent Parties nor any Parent Significant

Subsidiary will, during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned and will be deemed to have been given if the Company Interim Period Designee fails to object to any request by Parent for consent within forty-eight (48) hours after receipt of such request for consent; provided, however, that if the Company Interim Period Designee denies such request for consent it shall specify the reasons for such denial so that Parent shall have an opportunity to adjust and re-submit such request for consent):

(a) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock or property or otherwise) in respect of any shares of capital stock of Parent, any units of Parent OP or other equity securities or ownership interests in Parent, Parent OP or any Parent Significant Subsidiary, except for: (i) the declaration and payment by Parent of dividends in accordance with Section 7.18, (ii) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock, (iii) dividends or distributions, declared, set aside or paid by Parent OP or any Parent Significant Subsidiary to Parent, Parent OP or any Parent Significant Subsidiary that is, directly or indirectly, wholly owned by Parent; (iv) distributions by Parent OP or any Parent Significant Subsidiary that is not wholly owned, directly or indirectly, by Parent, including any Parent Subsidiary REIT, in accordance with the requirements of the Parent OP Governing Documents or the organizational documents of such Parent Significant Subsidiary, as applicable; and (v) distributions required for Parent or any Parent Subsidiary REIT to maintain its status as a REIT under the Code or avoid or reduce the incurrence of any entity-level income or excise Taxes by Parent or such Parent Subsidiary REIT;

(b) acquire or agree to acquire, any business of any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof or real property (A) that would, or would reasonably be expected to, prevent or materially impair the ability of the Parent Parties to consummate the Mergers on a timely basis or (B) that would be required to be reflected in the pro forma financial statements included in the Form S-4;

(c) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2017, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(d) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(e) except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Parent Charter (other than any amendments necessary to effect the Company Merger or the other transactions contemplated hereby) or Parent Bylaws, (ii) the Parent Partnership Agreement (other than any amendments necessary to effect the Partnership Merger, the Company Merger or the other transactions contemplated hereby or as set forth in Section 7.14(b)) or Parent OP Certificate of Limited Partnership or (iii) such equivalent organizational or governing documents of any Parent Significant Subsidiary material to Parent, Parent OP and the Parent Significant Subsidiaries, considered as a whole, if such amendment would be materially adverse to the Company or Parent;

(f) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent, Parent OP or any Parent Significant Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in a manner that would not reasonably be expected (i) to be materially adverse to the Company or (ii) prevent or impair the ability of the Company to consummate the Mergers on a timely basis;

(g) take any action that would, or fail to take action, the failure of which to be taken would, reasonably be expected to cause (i) Parent or any Parent Subsidiary REIT to fail to qualify as a REIT or (ii) Parent OP and any Parent Significant Subsidiary other than a Parent Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

(h) make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve Parent’s or any Parent Subsidiary REIT’s qualification as a REIT under the Code or (B) to qualify or preserve the status of Parent OP or any Parent Significant Subsidiary other than a Parent Subsidiary REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(i) except to the extent permitted by Section 7.4(d) or as required by applicable Law, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(j) authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger

Effective Time, including making dividend or other distribution payments in accordance with Section 7.18 to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of Parent OP and any Parent Subsidiary other than a Parent Subsidiary REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Parent OP from taking any action, at any time or from time to time, as Parent OP reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Tax Protection Agreement applicable to Parent, Parent OP or any Parent Subsidiary (a “Parent Tax Protection Agreement”), and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give any of the Company Parties, directly or indirectly, the right to control or direct Parent’s, Parent OP’s or any Parent Subsidiary’s operations prior to the Partnership Merger Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company or any Company Subsidiary’s operations prior to the Partnership Merger Effective Time. Prior to the Partnership Merger Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

COVENANTS

Section 7.1 Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting; Listing Application.

(a) As soon as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare, and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Company Merger, which will include the Proxy Statement/Prospectus, and (ii) Parent shall prepare and cause to be submitted to the NYSE the application and other agreements and documentation necessary for the listing of the Parent Common Stock issuable in the Company Merger on the NYSE. Each of the Company and Parent shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Mergers. Parent shall use its commercially reasonable efforts to have the application for the listing of the Parent Common Stock accepted by the NYSE as promptly as is practicable following submission. Each of the Company and Parent shall furnish to the other Party any and all information concerning itself, its Affiliates and the holders of its capital stock as may be required or reasonably requested to be disclosed in the Proxy Statement/Prospectus as promptly as practicable after the date hereof and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus and the preparation and filing of the NYSE listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the NYSE and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or from the NYSE for amendments of supplements to the NYSE listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the NYSE, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or with respect to the NYSE listing application received from the NYSE and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or from the NYSE with respect to the NYSE listing application. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus, and to any comments from the NYSE with respect to the NYSE listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 (or any amendment or supplement thereto) or responding to any comments of the SEC, or (2) submitting the NYSE listing application to the NYSE or responding to any comments of the NYSE, each of the Company and Parent shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel and, with respect to clause (1) above, each of the Company and Parent also shall have consented to the filing contemplated therein (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall advise the Company, promptly after it receives notice thereof, (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Company Merger for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the NYSE listing application is accepted. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Company Merger, and the Company shall furnish to Parent all information concerning the Company and the Company’s stockholders as may be reasonably requested in connection with any such actions. Parent shall also take any other action required to be taken under the Securities Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the New OP Units in the Partnership Merger, and the Company shall furnish all information concerning the Company, the Partnership and the holders of the Partnership OP Units as may be reasonably requested in connection with any such actions. The Parent Parties shall have the right, to the extent necessary (and following consultation with the Company), to prepare and file a Form S-4 with respect to the New OP Units (the “OP Unit Form S-4”) to be issued in connection with the Partnership Merger. The Company Parties will cooperate in the preparation of the OP Unit Form S-4 pursuant to the immediately preceding sentence. For the avoidance of doubt, in the event the Parent Parties determine to prepare and file the OP Unit Form S-4, (I) the Parent Parties shall prepare and cause to be filed with the SEC, as promptly as reasonably practicable after such determination, the OP Unit Form S-4, (II) all references in this Agreement to “Form S-4” (including this Section 7.1 and Section 8.1(d)) shall be deemed to refer to the Form S-4 and the OP Unit Form S-4, collectively.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary or Parent, Parent OP or any of the Parent Subsidiaries, or any change occurs with respect to other information to be included in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly notify the other Party of such event and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4.

(c) As promptly as practicable following the date on which the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s stockholders for the purpose of seeking the Company Stockholder Approval (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”). The Company shall use its commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act; provided, however, that in no event shall the Company be required to cause the Proxy Statement/Prospectus to be mailed prior to the thirty-fifth (35th) day following the date hereof. The Company Recommendation shall be included in the Proxy Statement/Prospectus and the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, unless a Change in Company Recommendation has occurred in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Company Stockholder Approval; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Parent.

Section 7.2 Other Filings. In connection with and without limiting the obligations under Section 7.1, as soon as practicable following the date of this Agreement, the Company, Parent and Parent OP each shall (or shall cause their applicable Subsidiaries to) use their commercially reasonable efforts to properly prepare and file any other filings required under the Exchange Act or any other Law relating to the Mergers (collectively, the “Other Filings”). Each of the Parties shall (and shall cause their Affiliates to) promptly notify the other Parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Authority or official, and each of the Parties shall supply the other Parties with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings, except, in each case, that confidential competitively sensitive business information may be redacted from such exchanges. Each of the Parties shall promptly obtain and furnish the other Parties with (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the Parties reasonably deem appropriate; provided that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only” (in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials). Without limiting the foregoing, each Party shall (i) use its commercially reasonable efforts to respond as promptly as practicable to any request by the SEC or any other Governmental Authority or official for information, documents or other materials in connection with the review of the Other Filings or the transactions contemplated hereby; and (ii) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to the SEC or any other Governmental Authority or official with respect to the transactions contemplated hereby. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.3 Additional Agreements. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ and Parent’s and its directors’, as applicable, right and duty to act in a manner consistent with their duties, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including any that are required to be obtained under any Law or any contract, agreement or instrument to which the Company or any Company Subsidiary or Parent, Parent OP or any Parent Subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Authority, and to use its commercially reasonable efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Mergers.

Section 7.4 Acquisition Proposals; Changes in Recommendation.

(a) Except as expressly provided by this Agreement, from and after the date hereof, the Company shall not, shall cause its Subsidiaries and its and their respective officers and directors not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information), any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Person relating to, an Acquisition Proposal or any inquiries, proposals, indications of interest or offers that constitute, or would reasonably be expected to lead to an Acquisition Proposal; provided, however, that the Company or its Representatives may contact a Person who has submitted an unsolicited bona fide written Acquisition Proposal for the sole purpose of clarifying the terms of such Acquisition Proposal in connection with determining whether such Acquisition Proposal constitutes, or would reasonably be likely to lead to, a Superior Proposal; provided, further, that, prior to any such contact, the Company must comply with its obligations under Section 7.4(b)(ii) with respect to such Acquisition Proposal and must disclose to Parent the terms that the Company and its Representatives are seeking to have clarified by such Person, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement providing for any Acquisition Proposal (an “Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing. For the avoidance of doubt, this Section 7.4(a) shall not prohibit the Company or its Representatives from informing any Third Party of the terms of this Section 7.4 and referring such Third Party to any publicly-available copy of this Agreement.

(b)(i) Notwithstanding anything in this Agreement to the contrary, the Company Board shall be permitted to take the following actions, prior to the Company Stockholder Meeting, in response to an unsolicited bona fide written Acquisition Proposal by such Person made after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(c)) and which the Company Board concludes in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal, if the Company Board concludes in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with their duties as directors under applicable Law: (A) engage in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal, and (B) provide any nonpublic information or data to the Person who made such Acquisition Proposal after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, prior to taking any of the actions described in the immediately preceding clause (A) and clause (B), the Company must comply with its obligations under Section 7.4(b)(ii) with respect to such Acquisition Proposal and must notify Parent that it intends to take such action with respect to such Acquisition Proposal. The Company shall provide Parent with a copy of any nonpublic information or data provided to the Person who made such Acquisition Proposal prior to or simultaneously with furnishing such information to such Person to the extent such nonpublic information or data has not been previously provided to Parent. For purposes of this Section 7.4(b), an “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are no more favorable to such counterparty than those contained in the Confidentiality Agreement with respect to Parent; provided, however, that such confidentiality agreement shall not contain any standstill.

(ii) The Company shall promptly (but in no event later than twenty-four (24) hours) notify Parent orally, and promptly thereafter in writing, of the receipt by the Company, the Company Board or any of their respective Representatives of any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry, proposal, indication of interest or offer, and the material terms and conditions of, such inquiry, proposal, indication of interest or offer (including a copy thereof if in writing and any material documentation or correspondence that sets forth any such terms). The Company shall (A) promptly (but in no event later than twenty-four (24) hours) notify Parent, orally and promptly thereafter in writing, of any changes or modifications to the material terms of the Acquisition Proposal and (B) keep Parent informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal.

(iii) Except as provided in Section 7.4(b)(iv) or Section 7.4(b)(v), neither the Company Board nor any committee thereof shall (A) withhold, withdraw, qualify or modify in any manner adverse to the Parent Parties the Company Recommendation, (B) adopt, approve or recommend any Acquisition Proposal, (C) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of Company Common Stock, fail to issue a press release or other public communication that reaffirms the Company Recommendation within ten (10) Business Days after Parent so requests in writing, (F) authorize, cause or permit the Company or any of its Affiliates to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(b)(i)), or (G) propose, resolve or agree to take any action set forth in the foregoing clauses (A) through (F) (any action set forth in this Section 7.4(b)(iii), a “Change in Company Recommendation”).

(iv) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal and at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation or terminate this Agreement pursuant to Section 9.1(e), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach of Section 7.4(a) or Section 7.4(c)) is made to the Company and is not withdrawn, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (D) four (4) Business Days (the “Notice Period”) shall have elapsed since the Company has given written notice to Parent advising Parent that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the material terms and conditions of any such Superior Proposal that is the basis of the proposed action

(a “Superior Proposal Notice”), which Superior Proposal Notice shall not be deemed a Change in Company Recommendation for any purpose of this Agreement, (E) during such Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (F) the Company Board, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to do so would be inconsistent with their duties as directors under applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal; provided, however, that (1) if, during the Notice Period, any material revisions are made to the Superior Proposal (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Superior Proposal), the Company Board shall give a new Superior Proposal Notice to Parent prior to the expiration of the Notice Period and shall comply in all respects with the requirements of this Section 7.4(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period) and (2) in the event the Company Board does not determine in accordance with the immediately preceding clause (F) that such Acquisition Proposal is a Superior Proposal, but thereafter determines to make a Change in Company Recommendation pursuant to this Section 7.4 or terminate this Agreement pursuant to Section 9.1(e) with respect to an Acquisition Proposal (whether from the same or different Person), the foregoing procedures referred to in this Section 7.4(b)(iv) shall apply anew.

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal and at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation if and only if (A) an Intervening Event has occurred, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (C) four (4) Business Days (the “Intervening Event Notice Period”) shall have elapsed since the Company has given written notice (which written notice shall not be deemed a Change in Company Recommendation for any purpose of this Agreement) to Parent advising that the Company intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such Intervening Event Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (E) the Company Board, following such Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that failure to do so would be inconsistent with their duties as directors under applicable Law; provided, however, that in the event the Company Board does not make a Change in Company Recommendation following such Intervening Event Notice Period, but thereafter determines to make a Change in Company Recommendation pursuant to this Section 7.4(b)(v) in circumstances not involving an Acquisition Proposal, the foregoing procedures referred to in this Section 7.4(b)(v) shall apply anew.

(vi) Nothing contained in this Section 7.4 shall prohibit the Company or its Subsidiaries, directly or indirectly, from (A) taking and disclosing to its respective stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any other disclosure to its stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal that the Company Board reasonably determines (after consultation with its outside counsel) is required by applicable Law or (C) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in Company Recommendation unless the Company Board in connection with such communication publicly states that the Company Recommendation has not changed or refers to the prior recommendation of the Company, without disclosing any Change in Company Recommendation. For the avoidance of doubt, the Company Board may not make a Change in Company Recommendation unless in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v).

(c) Upon execution of this Agreement, the Company agrees that it will and will cause its Subsidiaries, and its and their Representatives to, (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition Proposal, (ii) terminate any such Third Party’s access to any physical or electronic data rooms and (iii) request that any such Third Party and its Representatives (A) destroy or return all confidential information concerning the Company or the Company Subsidiaries furnished by or on behalf of the Company or any of the Company Subsidiaries and (B) destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such confidential information, in the case of the foregoing clauses (ii) and (iii), to the extent required by and in accordance with the terms of the applicable confidentiality agreement between the Company or any of the Company Subsidiaries and such Person. The Company agrees that it will promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4. Any violation of the restrictions set forth in this Section 7.4 by any officer, director or investment banker of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company for purposes of this Agreement.

(d) Notwithstanding any Change in Company Recommendation, unless such Change in Company Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1(e), the Company shall cause the approval of the Company Mergers to be submitted to a vote of its stockholders at the Company Stockholder Meeting.

(e) Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), adoption of this Agreement and approval of the Mergers and the other transactions contemplated hereby is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Company Stockholder Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Company Stockholder Meeting to obtain the approval of the Company’s stockholders, which the Company shall propose to be acted on by its stockholders at the Company Stockholder Meeting.

(f) The Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Mergers prior to the termination of this Agreement.

Section 7.5 Officers’ and Directors’ Indemnification.

(a) From and after the Company Merger Effective Time, Parent (the “Indemnifying Party”) shall, for a period of six (6) years from the Company Merger Effective Time: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Company Merger Effective Time, serving as a manager, director, officer, trustee or fiduciary of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Company Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent.

(b) Without limiting the foregoing, each of the Parent Parties agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time now existing in favor of the current or former directors, officers, agents or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Governing Documents and indemnification or similar agreements of the Company shall survive the Company Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or modified in a manner adverse to the Indemnified parties, for a period of six (6) years following the Company Merger Effective Date; provided that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c) Prior to the Company Merger Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the date of the Company Merger Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Company Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy exceed an amount equal to 250% of the annual premium paid by the Company for its directors’ and officers’ liability insurance as set forth in Section 7.5(c) of the Company Disclosure Schedule (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.5(c) for an amount equal to or less than the Maximum Premium, Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d) If any of Parent or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

(e) The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party and other Person referred to in this Section 7.5 (who are intended to be third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 7.5 is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of its Subsidiaries to, (i) furnish Company or Parent, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of the Company and the Company Subsidiaries or Parent, Parent OP and Parent Subsidiaries, as applicable, as the Company or Parent, as applicable, may from time to time reasonably request, (ii) with respect to the Company and the Company Subsidiaries and subject to the terms of the Company Leases, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all Company Properties; provided, however, that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any of the representations or warranties made by the Company Parties or the Parent Parties, as applicable, hereto and all such access shall be coordinated through the Company or Parent, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.6 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Parent, as applicable, has used commercially reasonable efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal or contractual duty of the Party or any of its Representatives, (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party or (D) if it reasonably determines that such access is reasonably likely to materially disrupt, impair or interfere with its, or its Subsidiaries’, business or operations; provided, however, that the Parties will work in good faith to determine a means to provide access that will not materially disrupt, impair or interfere with such business or operations. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Partnership Merger Effective Time, each of the Company Parties and each of the Parent Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which the other Party has a business relationship (including tenants/subtenants) regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (provided that, for the avoidance of doubt, nothing in this Section 7.6(a) shall be deemed to restrict a Party and its respective Representatives and Affiliates from contacting such parties in pursuing its own business activities (operating in the ordinary course)).

(b) Prior to the Partnership Merger Effective Time, each of the Company and Parent shall hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.6 in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof; provided, however, that Section 7 of the Confidentiality Agreement shall terminate and be of no further force or effect.

Section 7.7 Public Announcements. Except with respect to any Change in Company Recommendation or any action taken by the Company or the Company Board pursuant to and in accordance with Section 7.4, so long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as otherwise permitted or required by this Agreement, none of the Company or the Parent shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Party(which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing as may be required by Law, order or the applicable rules of any stock exchange or quotation system if (a) for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement or (b) the Party issuing such press release or making such public statement has used its commercially reasonable efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party.

Section 7.8 Employment Matters.

(a) During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing (or if earlier, the date of the employee’s termination of employment with Parent, Parent OP and the Parent Subsidiaries), Parent shall, and shall cause each Parent Subsidiary (including the Partnership and Parent OP), as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Closing and who remains employed by the Company, any Company Subsidiary, Parent or any Parent Subsidiary (including the Partnership and Parent OP) immediately following the Closing (each a “Continuing Employee” and collectively, the “Continuing Employees”) with compensation and benefits, that are mutually agreed between the Parent Parties and each such Continuing Employee.

(b) Parent shall, and shall cause Parent OP and the Parent Subsidiaries to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of eligibility, vesting and benefit level under any vacation, severance or paid time-off arrangement (but not for purposes of any benefit accrual under any defined benefit pension plan) under each plan, program, policy, agreement or arrangement of Parent or the Parent Subsidiaries (including the Partnership and Parent) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of the Company or any Company Subsidiary, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, or (ii) such service was not recognized under the corresponding Company Employee Program.

(c) To the extent permitted by applicable Law, Parent shall use, and shall cause the Surviving Entity to use, commercially reasonable efforts to cause each Company Employee Program in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Company Employee Program during the calendar year in which the Closing occurs.

(d) During the Interim Period, the Parent Parties and the Company and the Company Subsidiaries shall, and agree to cause their applicable Affiliates to, cooperate with each other to accomplish the matters addressed by this Section 7.8 and the Company and the Company Subsidiaries agree, upon the reasonable request of Parent, to assist the Parent Parties with respect post-closing employment matters relating to employees of the Company and the Company Subsidiaries.

(e) Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for the Company, the Company Subsidiaries, Parent, Parent OP, the Parent Subsidiaries, or the Surviving Entity, or to any compensation or benefits of any nature or kind whatsoever, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Employee Program, program, policy, agreement or arrangement of the Company, the Company Subsidiaries, Parent, Parent OP, the Parent Subsidiaries, or the Surviving Entity, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent, Parent OP, the Parent Subsidiaries or the Surviving Entity to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 7.9 Certain Tax Matters.

(a) Each of Parent and the Company shall use their respective commercially reasonable efforts (before and, as relevant, after the Company Merger Effective Time) to cause the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 8.3(e) and Parent shall have received the opinion of counsel referred to in Section 8.2(e), the Parties shall treat the Company Merger as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. Subject to Section 6.3, from and after the Partnership Merger Effective Time, the Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of shares of Company Common Stock, Partnership OP Units or Company LTIP Units, all Transfer Taxes.

(c) Each of Parent and its Affiliates covenants and agrees that from and after the Closing it will, or will cause its Affiliates to take all actions, or forbear from taking all actions, within its control, as necessary to ensure that each of the Company and Parent will be classified as a REIT for the taxable year of such entity that includes the Closing Date, and will not take or permit any of its Subsidiaries to take, within their control, any action which is inconsistent with such REIT qualification. The Parent and the Company shall cooperate to cause each TRS of the Company to jointly elect with Parent to be treated as a TRS of Parent, effective as of the Closing Date.

(d) To the extent permitted by applicable Law, Parent OP agrees to file composite state income Tax Returns for its taxable year in which the Closing occurs covering all holders of New OP Units and all holders of Parent LTIP units issued pursuant to Section 3.3 who elect in writing to be included in such composite state income Tax Returns. In connection with the foregoing, Parent OP will send election materials to all holders of New OP Units and all holders of Parent LTIP Units issued pursuant to Section 3.3 for which it has valid contact information in the same form and at the same time as such materials are sent to the other limited partners of Parent OP. Parent OP currently plans and intends to offer the same opportunity for subsequent taxable years, in which case holders of New OP Units and all holders of Parent LTIP Units issued pursuant to Section 3.3 will be offered the opportunity to be included in Parent OP’s composite state income Tax Returns to the same extent that such opportunity is offered to the other limited partners of Parent OP.

(e) Parent OP shall adopt the “traditional method” as set forth in Treasury Regulations Section 1.704-3 (and any analogous provision of state or local income tax law) with respect to any variation between the adjusted tax basis and fair market value, as of the Partnership Merger Effective Time, of any of the Company Properties or any other assets deemed transferred by the Partnership to Parent OP for federal income tax purposes.

(f) During the Interim Period the Parties will cooperate in good faith to negotiate transactions acceptable to both the Company and Parent in their sole discretion, which may include: (i) identifying certain assets that the Parties may desire to be purchased by one or more Parent Subsidiaries or the Affiliates of the Parent Parties from one or more Company Subsidiaries during the Interim Period as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Parent Subsidiaries, (ii) identifying certain assets that the Parties may desire to be purchased by one or more Company Subsidiaries from one or more Parent Subsidiaries or the Affiliates of the Parent Parties during the Interim Period as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Company Subsidiaries, and (iii) in each case causing such purchases or sales to be completed during the Interim Period pursuant to such terms as may be agreed to by Parent and the Company, in their sole discretion, and as may be necessary for such purchases or sales to constitute part of one or more like-kind exchanges under Section 1031 of the Code. Notwithstanding or in limitation of the foregoing, no Party shall be required to negotiate or consummate any transaction contemplated by this Section 7.9(f) that such Party determines in its sole discretion may adversely affect such Party or, in the case of the Company, the holders of Partnership OP Units or, in the case of Parent, the holders of Parent Partnership Units.

Section 7.10 Notification of Certain Matters; Transaction Litigation

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) Promptly after becoming aware, the Company shall give written notice to Parent, and Parent shall give written notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, it would be reasonably expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied by the Drop Dead Date; or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, it would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Company’s Knowledge or the Parent’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Parent or their respective Representatives to provide such prompt notice under Section 7.10(a), Section 7.10(b) or Section 7.10(c) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c) Each of the Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any of its Subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and each Party shall keep the other Party reasonably informed regarding any such matters. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against the Company, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that, with respect to any such settlement that only requires payment of monetary amounts by the Company, such consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby.

Section 7.11 Section 16 Matters. Prior to the Company Merger Effective Time, the Company and Parent shall, as applicable, take all such steps to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who is, or may become (as a result of the transactions contemplated by this Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12 Voting of Shares; Voting of Partnership OP Units. Parent shall vote all shares of Company Common Stock beneficially owned by it, Parent OP or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Company Merger.

Section 7.13 Termination of Company Equity Incentive Plan, Company Dividend Reinvestment and Stock Purchase Plan.

(a) Prior to the Partnership Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plan no later than immediately prior to the Partnership Merger Effective Time to effect the intent of Article III and to terminate the Company Equity Incentive Plan effective as of the Partnership Merger Effective Time, and to ensure that no awards will be made under the Company Equity Incentive Plan following the Partnership Merger Effective Time and no Person shall otherwise acquire any interest in the Company, Parent, Parent OP or any Parent Subsidiary, whether by purchase, exercise or otherwise, under the Company Equity Incentive Plan after the Partnership Merger Effective Time.

(b) The Company Board shall adopt such resolutions or take such other actions as may be required to suspend the Company Dividend Reinvestment and Stock Purchase

Plan and the Company Continuous Equity Offering Program, in each case, as soon as reasonably practicable following the date of this Agreement. Prior to the Partnership Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required to terminate the Company Dividend Reinvestment and Stock Purchase Plan and the Company Continuous Equity Offering Program, effective prior to the Partnership Merger Effective Time, and ensure that no purchase or other rights under the Company Dividend Reinvestment and Stock Purchase Plan or the Company Continuous Equity Offering Program enable the holder of such rights to acquire any interest in Parent, Parent OP or any Parent Subsidiary as a result of such purchase or the exercise of such rights at or after the Partnership Merger Effective Time.

(c) If requested by Parent, the Company shall (or shall cause each applicable Company Subsidiary to), not earlier than ten (10) Business Days prior to the Closing Date, terminate each Company Employee Program intended to be qualified under
Section 401(a) of the Code as of the day prior to the Closing Date (but contingent upon the occurrence of the Mergers) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which are reasonably satisfactory to Parent.

Section 7.14 Governance. Prior to the Company Merger Effective Time, the Parent Board shall adopt resolutions (subject to and effective immediately following the Company Merger Effective Time), and the Parent Board shall take all other actions necessary so that, effective immediately following the Company Merger Effective Time, the number of directors that will comprise the full Parent Board shall be increased by one (1) and the Company Designee will be appointed to the Parent Board as set forth in, and in accordance with, Section 2.6.

Section 7.15 Takeover Statutes. The Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.16 Tax Representation Letters.

(a) The Company Parties shall (i) use their commercially reasonable efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(c) and Section 8.3(e), (ii) deliver to Goodwin Procter LLP, counsel to the Company, and Mayer Brown LLP, counsel to Parent, or other counsel described in Section 8.2(c) and Section 8.3(d), respectively, a tax representation letter, dated as of the Closing Date and signed by an officer of the Company Parties, in form and substance as previously provided by such counsel and reasonably acceptable to such counsel, which such representations shall be subject to such changes and modifications from the language previously provided as may be deemed necessary or appropriate by Goodwin Procter LLP or Mayer Brown LLP, or such other counsel described in Section 8.2(c) and Section 8.3(d), and shall be reasonably acceptable to and approved by Parent and the Company, respectively (in either case, which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of the Company

Parties for purposes of rendering the opinions described in Section 8.2(c) and Section 8.3(d), and (iii) deliver to Mayer Brown LLP, counsel to Parent, and Goodwin Procter LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company Parties, in form and substance as shall be mutually agreeable to the Company and Parent, containing representations of the Company Parties as shall be reasonably necessary or appropriate to enable Mayer Brown LLP, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the Closing Date, respectively, as described in Section 8.2(e), and Goodwin Procter LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the Closing Date, respectively, as described in Section 8.3(e).

(b) The Parent Parties shall (i) use their commercially reasonable efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(e) and Section 8.3(d), (ii) deliver to Mayer Brown LLP, counsel to Parent, and Goodwin Procter LLP, counsel to the Company, or other counsel described in Section 8.2(c) and Section 8.3(d), respectively, a tax representation letter, dated as of the Closing Date and signed by an officer of the Parent Parties, in form and substance as previously provided by such counsel and reasonably acceptable to such counsel, which such representations shall be subject to such changes and modifications from the language previously provided as may be deemed necessary or appropriate by Mayer Brown LLP or Goodwin Procter LLP, or such other counsel described in Section 8.2(c) and Section 8.3(d), and shall be reasonably acceptable to and approved by Parent and the Company, respectively (in either case, which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of the Parent Parties for purposes of rendering the opinions described in Section 8.2(c) and Section 8.3(d), and (iii) deliver to Mayer Brown LLP, counsel to Parent, and Goodwin Procter LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Parent Parties, in form and substance as shall be mutually agreeable to the Company and Parent, containing representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Mayer Brown LLP, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.2(e), and Goodwin Procter LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.3(e).

Section 7.17 Accrued Dividends. In the event that a distribution with respect to the Company Common Stock permitted under the terms of this Agreement has (a) a record date prior to the Partnership Merger Effective Time and (b) has not been paid as of the Partnership Merger Effective Time, the holders of shares of Company Common Stock, Partnership OP Units, and Company LTIP Units shall be entitled to receive such distribution from the Company (or the Partnership, as applicable) as of immediately prior to the time such shares or units are exchanged pursuant to Article III.

Section 7.18 Dividends and Distributions.

(a) From and after the date of this Agreement until the earlier of the Partnership Merger Effective Time and termination of this Agreement pursuant to Section 9.1, neither Parent nor the Company shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of the Company, the authorization and payment of quarterly distributions at a rate not in excess of the regular quarterly cash dividend most recently declared prior to the date of this Agreement (which is $0.36 per quarter) and, for the avoidance of doubt, the regular distributions that are required to be made in respect of the Partnership OP Units and Company LTIP Units in connection with any dividends paid on the shares of the Company Common Stock and (ii) in the case of Parent, for the authorization and payment of quarterly distributions at a rate not in excess of the regularly quarterly cash dividend most recently declared prior to the date of this Agreement (which is $0.44 per quarter) and, for the avoidance of doubt, the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock; provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Stock or the holders of Parent Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Stock and the holders of Parent Common Stock, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Stock and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that any such quarterly distribution by the Company and Parent shall have the same record date and the same payment date in order to ensure that the stockholders of the Company and the stockholders of Parent receive the same number of such dividends prior to the Partnership Merger Effective Time.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of the Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Closing Date, distributing any amounts determined by such Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c) If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least 20 days prior to the date of the Company Stockholder Meeting and such other Party shall be entitled to declare a dividend per share payable (i) in the case of Company, to holders of Company Common Stock, in an amount per share of Company Common Stock equal to the quotient obtained by dividing (A) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock by (B) the Exchange Ratio and (ii) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the product of (x) the REIT Dividend declared by the Company with respect to each share of Company Common Stock and (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 7.18(c) shall be the close of business on the last Business Day prior to the Closing Date.

Section 7.19 Pending Closing. Between the Partnership Merger Effective Time and the Company Merger Effective Time, Parent and the Company shall not take any action or conduct any business of any nature whatsoever other than as specifically contemplated by this Agreement and as necessary to effect the Company Merger.

Section 7.20 Registration Rights Agreements. Parent will use its reasonable best efforts to cause the resale of the Parent Common Stock that may be issued upon redemption of the New OP Units to be included on its existing registration statement promptly following the Closing (but, in any event, on or prior to the thirtieth (30th) day after the Closing Date).

ARTICLE VIII

CONDITIONS TO THE MERGERS

Section 8.1 Conditions to the Obligations of Each Party to Effect the Mergers. The obligations of the Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the other Parties, at or prior to the Partnership Merger Effective Time, of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Prohibitive Laws. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(c) No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority shall be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(d) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e) Listing. The shares of Parent Common Stock to be issued in the Company Merger shall have been approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Closing.

Section 8.2 Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent allowed by applicable Law, waiver by Parent, at or prior to the Partnership Merger Effective Time, of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company Parties contained in Section 4.1 (Existence, Good Standing; Compliance with Law), Section 4.4 (Subsidiary Interests), Section 4.5 (Other Interests) and Section 4.23 (Information Supplied) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (ii) the representations and warranties of the Company Parties contained in Section 4.2 (Authority), Section 4.10 (Absence of Certain Changes), Section 4.17 (Opinions of Financial Advisors), Section 4.18 (Vote Required), Section 4.24 (Investment Company Act) and Section 4.25 (Takeover Statutes) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of the Company Parties contained in Section 4.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), and (iv) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.2(a). Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of the Company Parties. The Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(c) REIT Qualification Opinion. Parent shall have received a written tax opinion of Goodwin Procter LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date, to the effect that, beginning with its taxable year ended December 31, 2003 and ending with its taxable year that ends with the Company Merger, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.16(a)(ii) and Section 7.16(b)(ii)).

(d) Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(e) Section 368 Opinion. Parent shall have received the written opinion of Mayer Brown LLP (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit B to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.16(a)(iii) and Section 7.16(b)(iii).

Section 8.3 Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in Section 5.1 (Existence, Good Standing; Compliance with Law) and Section 5.17 (Information Supplied), shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (ii) the representations and warranties of the Parent Parties contained in Section 5.2 (Authority), Section 5.9 (Absence of Certain Changes) Section 5.13 (Vote Required) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of Parent Parties contained in Section 5.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), and (iv) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing, as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.3(a). The Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(c) Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(d) REIT Qualification Opinion. The Company shall have received a tax opinion of Mayer Brown LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit C to this Agreement, dated as of the Closing Date, to the effect that beginning with Parent’s taxable year ended December 31, 1997, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s actual and proposed method of operation has enabled it and will continue to enable it to satisfy the requirements for qualification and taxation as a REIT (which opinion shall be based upon the representation letters described in Section 7.16(a)(ii) and Section 7.16(b)(ii).

(e) Section 368 Opinion. The Company shall have received the written opinion of Goodwin Procter, LLP (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.16(a)(iii) and Section 7.16(b)(iii). The condition set forth in this Section 8.3(e) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Partnership Merger Effective Time, whether before or after the receipt of Company Stockholder Approval (unless otherwise specified in this Section 9.1), by action taken or authorized by the Parent Board or the Company Board, as applicable, as follows:

(a) by the mutual written consent of Parent and the Company;

(b) by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other Party:

(i) if, upon a vote at the Company Stockholder Meeting, the Company Stockholder Approval is not obtained; provided, however that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily caused by any action or failure to act of any of the Company Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or

(iii) if the consummation of the Mergers shall not have occurred on or before 5:00 p.m. (New York time) on December 31, 2018 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before the Drop Dead Date.

(c) by Parent upon written notice from Parent to the Company, if the Company or the Partnership breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such condition is incapable of being satisfied by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent or Parent OP is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d) by the Company upon written notice from the Company to Parent, if any of the Parent Parties breaches or fails to perform in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such condition is incapable of being satisfied by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company or the Partnership is then in breach of any of their representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e) by the Company upon written notice from the Company to Parent, at any time prior to the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.4(b)(iv); provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(b) is made in full to Parent prior to or concurrently with the occurrence of such termination and entry into such Acquisition Agreement with respect to such Superior Proposal; or

(f) by Parent upon written notice from Parent to the Company, (i) if the Company Board shall make a Change in Company Recommendation; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(f)(i) in respect of a Change in Company Recommendation shall expire once the Company Stockholder Approval is obtained, or (ii) upon a Willful Breach of Section 7.4 by the Company.

Section 9.2 Effect of Termination.

Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the Confidentiality Agreement and the agreements contained in Section 7.6(b) (Confidentiality), Section 7.7 (Public Announcements), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees and Expense Amount), Section 9.4 (Payment of Expense Amount or Termination Fee) and Article X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that, except as set forth in this Section 9.2, nothing shall relieve any Party from liabilities or damages arising out of any fraud or Willful Breach by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3 Termination Fees and Expense Amount.

(a) If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c), and, after the date hereof and prior to the termination of this Agreement, the Company (i) receives or has received a bona fide Acquisition Proposal with respect to the Company that has been publicly announced or otherwise communicated to the Company Board prior to the time of the Company Stockholder Meeting (with respect to a termination under Section 9.1(b)(i)) or prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iii) or Section 9.1(c)), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, the Company consummates an Acquisition Proposal or enters into an Acquisition Agreement, then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee minus, if previously paid pursuant to Section 9.3(c), the Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(a), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty (50%)”.

(b) If this Agreement is terminated by (i) the Company pursuant to Section 9.1(e) or (ii) Parent pursuant to Section 9.1(f), then, in each case, the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(c) If this Agreement is terminated pursuant to Section 9.1(b)(i), the Company shall pay, or cause to be paid, to Parent the Expense Amount, by wire transfer to an account designated by Parent, within two (2) Business Days after the date of such termination.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall the Company be required to pay the Termination Fee or the Expense Amount on more than one occasion; and

(ii) if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(b) and the Termination Fee is paid to Parent (or its designee), the payment of the Termination Fee will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Company Parties.

(e) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such fee or amount is due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which fee or amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 9.3, such that the Company shall pay Parent its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4 Payment of Expense Amount or Termination Fee.

(a) In the event that the Company is obligated to pay Parent the Expense Amount and/or Termination Fee, the Company shall pay to Parent from the Expense Amount and/or Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and/or Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code

(“Qualifying Income”), as determined by Parent’s independent certified public accountants, plus (B) in the event Parent receives either (1) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from Parent’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Expense Amount and/or Termination Fee, as applicable, less the amount payable under clause (A) above. To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Expense Amount or the Termination Fee, as applicable, with an escrow agent selected by the Company and on such terms (subject to Section 9.4(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made at the time the Company is obligated to pay Parent such amount pursuant to Section 9.3 by wire transfer or bank check.

(b) The escrow agreement shall provide that the Expense Amount or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to Parent (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Parent’s accountants revising that amount, in which case the escrow agent shall release such amount to Parent (or its designee), or (ii) a letter from Parent’s counsel indicating that Parent received a ruling from the IRS holding that the receipt by Parent (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to Parent (or its designee). The Company agrees to amend this Section 9.4(b) at the request of Parent in order to (x) maximize the portion of the Expense Amount and/or Termination Fee, as applicable, that may be distributed to Parent (or its designee) hereunder without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Parent’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Expense Amount and/or Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of the Company to pay the unpaid portion of the Expense Amount and/or Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Company. The Company shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c) Except at set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated.

Section 9.5 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.

Section 9.6 Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the Parties may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by any other Party with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party against which such waiver or extension is to be enforced. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail (providing confirmation of transmission), facsimile (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the Parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the Parties by like notice):

(a)	if to any of the Parent Parties:

Prologis, Inc.

1800 Wazee Street, Suite 500

Denver, CO 80202

Attention:    Edward S. Nekritz, Chief Legal Officer and General Counsel

Facsimile:   (303) 567-5772

Email:         enekritz@prologis.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

Attention:    Andrew J. Noreuil, Esq.

Facsimile:   (312) 701-7711

Email:         anoreuil@mayerbrown.com

(b)	if to the Company:

DCT Industrial Trust Inc.

555 17th Street, Suite 3700

Denver, CO 80202

Attention:    John G. Spiegleman, Executive Vice President and General Counsel

Facsimile:   (303) 228-2201

Email:         jspiegleman@dctindustrial.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:    John T. Haggerty, Esq.

Facsimile:   (617) 523-1231

Email:         jhaggerty@goodwinprocter.com

Section 10.2 Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. When a reference is made in this Agreement, to the Company Disclosure Schedule or the Parent Disclosure Schedule, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, which are publicly available at least two (2) Business Days prior to the date of this Agreement, (b)

furnished prior to the execution of this Agreement in the Company Datasite or the Parent Datasite and to which access has been granted to the other party and its Representatives at least two (2) Business Days prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the other Party or any of its Affiliates or Representatives at least two (2) Business Days prior to the date of this Agreement. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Section 10.3 Non-Survival of Representations, Warranties, Covenants and Agreements. Except for Article II and Article III, Section 7.5 and any covenant or agreement of the Parties which by its terms contemplates performance after the Partnership Merger Effective Time (a) none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Partnership Merger Effective Time, and (b) thereafter there shall be no liability on the part of any of the Parent Parties or the Company Parties or any of their respective officers, directors, trustees or stockholders in respect thereof.

Section 10.4 Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter hereof.

Section 10.5 Assignment; Third-Party Beneficiaries. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Except (a) for Article II and Article III, which shall inure to the benefit of the stockholders of the Company and the limited partners of the Partnership who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, (b) Section 7.5 which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (c) the right of the Company, on behalf of its stockholders and the limited partners of the Partnership, to pursue damages in the event of Parent’s or Parent OP’s breach of this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.7 Choice of Law/Consent to Jurisdiction.

(a) The Partnership Merger shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to its rules of conflict of laws. Except as provided in the immediately preceding sentence, all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws.

(b) Each of the Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program (the “Maryland Court”) for any litigation arising out of this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such court), waive any objection to the laying of venue of any such litigation in the Maryland Court and agree not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Maryland Court as provided by Law. Each of the Parties agrees, (i) to the extent such Party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such Party’s agent for acceptance of legal process, and (ii) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.8 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.8, it is agreed that prior to the termination of this Agreement pursuant to Article IX the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c) The Parties’ right of specific enforcement is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.8(c). In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.8(c).

Section 10.9 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

PROLOGIS, INC.

By:	/s/ Hamid R. Moghadam
Name: Hamid R. Moghadam
Title: Chief Executive Officer

PROLOGIS, L.P.

By:	Prologis, Inc., its general partner

By:	/s/ Hamid R. Moghadam Name: Hamid R. Moghadam Title: Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

DCT INDUSTRIAL TRUST INC.

By:	/s/ Philip L. Hawkins
Name: Philip L. Hawkins
Title: President and Chief Executive Officer

DCT INDUSTRIAL OPERATING PARTNERSHIP LP

By:	DCT Industrial Trust Inc., its general partner

By:	/s/ Philip L. Hawkins Name: Philip L. Hawkins Title: President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]